Notice of
Annual and Special Meeting of Shareholders
to be held on Tuesday, May 14, 2013
The annual and special meeting of the shareholders of Baytex Energy Corp. will be held in the Devonian Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Tuesday, May 14, 2013 at 3:00 p.m. (Calgary time) to:

1.	receive and consider our financial statements for the year ended December 31, 2012, together with the report of the auditors;

2.	fix the number of directors to be elected at the meeting at eight (8) members;

3.	elect eight (8) directors;

4.	appoint the auditors and authorize the directors to fix their remuneration;

5.	consider and, if thought fit, approve a resolution (the full text of which is set forth in the accompanying information circular - proxy statement) to accept our approach to executive compensation;

6.
consider and, if thought fit, approve, with or without variation, a resolution (the full text of which is set forth in the accompanying information circular - proxy statement) to approve the unallocated share awards under our Share Award Incentive Plan; and

7.	transact such other business as may properly be brought before the meeting or any adjournment thereof.
The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.
If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and deposit it with Valiant Trust Company by mail or courier at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 or by fax at (403) 233-2857. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof.
Only shareholders of record at the close of business on March 25, 2013 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 1st day of April, 2013.
By order of the Board of Directors

(signed)	Murray J. Desrosiers
Vice President, General Counsel
and Corporate Secretary

Schedule "A"    Board of Directors - Mandate and Terms of Reference

BAYTEX ENERGY CORP.
Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on May 14, 2013
BACKGROUND INFORMATION
At year-end 2010, Baytex Energy Trust (the "Trust") completed a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) pursuant to which it converted its legal structure from an income trust to a corporation (the "Corporate Conversion"). Pursuant to the Corporate Conversion: (i) on December 31, 2010, holders of trust units of the Trust exchanged their trust units for our common shares on a one-for-one basis; and (ii) on January 1, 2011, the Trust was dissolved and terminated, with the result that we became the successor to the Trust. We operate under the name "Baytex Energy Corp." and, together with our subsidiaries, own, directly or indirectly, the same assets owned by the Trust and its subsidiaries immediately prior to the Corporate Conversion. In this information circular - proxy statement, references to "Baytex", "we", "us" and "our" refer to Baytex Energy Corp.
Pursuant to the Corporate Conversion, the issued and outstanding trust units of the Trust were ultimately exchanged for our common shares on a one-for-one basis. In addition, as part of the Corporate Conversion, all outstanding rights to acquire trust units (the "Trust Incentive Rights") granted under the Trust Unit Rights Incentive Plan of the Trust (the "Trust Incentive Plan") were exchanged for equivalent rights to acquire our common shares (the "Share Incentive Rights"). The Share Incentive Rights are subject to the terms of our Common Share Rights Incentive Plan (the "Share Incentive Plan"), which is substantially similar to the Trust Incentive Plan. For a description of the Share Incentive Plan, see "Executive Compensation – Common Share Rights Incentive Plan".
In connection with the Corporate Conversion, on January 1, 2011 we adopted a new form of long-term incentive plan to replace the Share Incentive Plan as our primary long-term incentive program. As a result, no new Share Incentive Rights will be granted under the Share Incentive Plan but it will remain in place until such time as all outstanding Share Incentive Rights have been exercised, cancelled or expired. For a description of our new long-term incentive plan, see "Executive Compensation – Share Award Incentive Plan".
In this information circular - proxy statement, references to (i) our common shares for periods prior to January 1, 2011 are deemed to be references to the trust units of the Trust, (ii) our Share Incentive Plan for periods prior to January 1, 2011 is deemed to be a reference to the Trust Incentive Plan, (iii) our Share Incentive Rights for periods prior to January 1, 2011 are deemed to be references to Trust Incentive Rights, (iv) our Board for periods prior to January 1, 2011 is deemed to be a reference to the board of directors of Baytex Energy Ltd. ("Baytex Energy"), the former administrator of the Trust, and (v) dividends on common shares for periods prior to January 1, 2011 are deemed to be references to distributions on trust units of the Trust.
SOLICITATION OF PROXIES
This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at the annual and special meeting of the shareholders of Baytex Energy Corp. to be held at 3:00 p.m. (Calgary time) on Tuesday, May 14, 2013 in the Devonian Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta and at any adjournment thereof.
Forms of proxy must be deposited with Valiant Trust Company (by mail or courier at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 or by fax at (403) 233-2857) not less than 48 hours before the time for holding the meeting or any adjournment thereof. Only shareholders of record at the close of business on March 25, 2013 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.
Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to a mailing/tabulating agent who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can use their website or call their toll-free telephone number to instruct them how to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote shares directly at the meeting as it must be returned to the mailing/tabulating agent well in advance of the meeting in order to have the shares voted.
NOTICE-AND-ACCESS
We have elected to use the "notice-and-access" provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the meeting in respect of mailings to beneficial holders of our common shares (i.e., a shareholder who holds their shares in the name of a broker or an agent) but not in respect of mailings to registered holders of our common shares (i.e., a shareholder whose name appears on our records as a holder of common shares). The Notice-and-Access Provisions are a new set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.
We have also elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management's discussion and analysis ("Financial Information"), to some shareholders together with a notice of a meeting of its shareholders. In relation to the meeting, registered holders of our common shares will receive a paper copy of a notice of the meeting, this information circular – proxy statement and a form of proxy whereas beneficial holders of our common shares will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. Furthermore, a paper copy of the Financial Information in respect of our most recently completed financial year was mailed to those registered and beneficial holders of our common shares who previously requested to receive such information.
We will be delivering proxy-related materials to non-objecting beneficial owners of our common shares directly with the assistance of Broadridge Investor Communications Solutions. We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.

REVOCABILITY OF PROXY
You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.
PERSONS MAKING THE SOLICITATION
This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.
EXERCISE OF DISCRETION BY PROXY
The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
We are authorized to issue an unlimited number of common shares without nominal or par value. As at March 25, 2013, there were 122,871,824 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own.
When any common share is held jointly by several persons, any one of them may vote at the meeting in person or by proxy in respect of such share, but if more than one of them are present at the meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears in the register of shareholders maintained by Valiant Trust Company is entitled to cast such vote.
As at March 1, 2013, our directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 1,580,704 common shares, representing approximately 1.3% of the issued and outstanding common shares (and the votes entitled to be cast at the meeting). To the knowledge of our directors and officers, as at March 25, 2013, no person or company, beneficially owned, or controlled or directed, directly or indirectly, common shares entitled to more than 10% of the votes which may be cast at the meeting.
QUORUM FOR MEETING
At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than twenty-five percent (25%) of the outstanding common shares. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

APPROVAL REQUIREMENTS

All of the matters to be considered at the meeting are ordinary resolutions requiring approval by more than fifty percent of the votes cast in respect of the resolution by or on behalf of shareholders present.
MATTERS TO BE ACTED UPON AT THE MEETING
Fixing the Number of Directors of Baytex
The articles of Baytex provide for a minimum of three directors and a maximum of twelve directors. The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the shareholders. There are currently eight directors on our board of directors (the "Board"). At the meeting, it is proposed that the number of directors of Baytex to be elected to hold office until the next annual meeting or until their successors are elected or appointed be set at eight (8). Unless otherwise directed, it is the intention of management to vote proxies in favour of setting the number of directors to be elected at eight (8).
Election of Directors of Baytex
The eight (8) nominees proposed for election as directors of Baytex are as follows:

James L. Bowzer	Naveen Dargan
John A. Brussa	R.E.T. (Rusty) Goepel
Raymond T. Chan	Gregory K. Melchin
Edward Chwyl	Dale O. Shwed
In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.
Voting for the election of directors will be conducted on an individual, and not slate, basis. Management of Baytex recommends that shareholders vote FOR the election of each of these nominees. The persons named in the enclosed form of proxy intend to vote FOR the election of each of these nominees unless the shareholder specifies authority to do so is withheld.
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders' meeting represent less than a majority of the common shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Board's consideration. In determining whether the resignation should be accepted, the Board will consider all factors that it deems relevant, including, without limitation, whether acceptance of the resignation is in the best interests of Baytex and any extraordinary circumstances relating to the director nominee, the composition of the Board or the voting results. The Board's decision to accept or reject the resignation will be announced by way of press release within 90 days of the date of the shareholders' meeting. The policy does not apply in circumstances involving contested director elections.
For each person proposed to be nominated for election as a director of Baytex, the following table sets forth their name, age (at December 31, 2012), place of residence, committee memberships, the year in which they became a director and a brief biography. This information is based partly on our records and partly on information received by us from the nominees.

Nominee for Election as Director	Age	Director Since(1)
James L. Bowzer Calgary, AB	52	2012

Mr. Bowzer was appointed President, Chief Executive Officer and a director of Baytex on September 4, 2012. Prior to joining Baytex, Mr. Bowzer worked for Marathon Oil Corporation for 30 years in various positions, including Vice President, North American Production Operations and Regional Vice President, International Production. Mr. Bowzer holds a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming and completed the Advanced Management Program at the Graduate School of Business at Indiana University.

John A. Brussa Calgary, AB	55	1997
Member of: - Reserves Committee - Compensation Committee - Nominating and Governance Committee
Mr. Brussa holds a Bachelor of Arts, History and Economics degree and a Bachelor of Laws degree. He is the Vice Chairman of Burnet, Duckworth & Palmer LLP, a Calgary-based energy law firm where he focuses on tax law. He is also a director of a number of energy and energy related companies. Mr. Brussa is a past governor of the Canadian Tax Foundation.

Raymond T. Chan Calgary, AB	57	1998

Mr. Chan was appointed Executive Chairman of Baytex on December 31, 2010 and has held the same position with Baytex Energy since January 1, 2009. He served as the Interim Chief Executive Officer of Baytex from May to September 2012. He originally joined Baytex Energy in October 1998 and has held the following positions: Senior Vice President and Chief Financial Officer (October 1998 to August 2003); President and Chief Executive Officer (September 2003 to November 2007); and Chief Executive Officer (November 2007 to December 2008). Mr. Chan has been a director of Baytex Energy since October 1998. Mr. Chan has held senior executive positions in the Canadian oil and gas industry since 1982, including chief financial officer titles at Tarragon Oil and Gas Limited, American Eagle Petroleums Ltd. and Gane Energy Corporation. Mr. Chan holds a Bachelor of Commerce degree and is a chartered accountant.

Edward Chwyl Victoria, BC	69	2003
Member of: - Reserves Committee - Compensation Committee - Nominating and Governance Committee
Mr. Chwyl was appointed Lead Independent Director of Baytex on January 11, 2011 and has held the same position with Baytex Energy since February 17, 2009. From September 2003 to December 2008, Mr. Chwyl was the Chairman of the Board of Directors of Baytex Energy. Mr. Chwyl holds a Bachelor of Science degree in Chemical Engineering and a Master of Science degree in Petroleum Engineering. He is a retired businessman with over 35 years of experience in the oil and gas industry in North America, most notably as President and Chief Executive Officer of Tarragon Oil and Gas Limited from 1989 to 1998. Prior thereto, he held various technical and executive positions within the oil and gas industry in Canada and the United States.

Naveen Dargan Calgary, AB	55	2003
Member of: - Audit Committee - Compensation Committee - Nominating and Governance Committee
Mr. Dargan holds a Bachelor of Arts (Honours) degree in Mathematics and Economics, a Master of Business Administration degree and a Chartered Business Valuator designation. He has been an independent businessman since June 2003. Prior thereto, he worked for over 20 years in the investment banking business, finishing his career as Senior Managing Director and Head of Energy Investment Banking at Raymond James Ltd.

R.E.T. (Rusty) Goepel Vancouver, BC	70	2005
Member of: - Audit Committee
Mr. Goepel holds a Bachelor of Commerce (Honours) degree. He is currently Senior Vice President for Raymond James Ltd. He commenced his career in investment banking in 1968 and was President and co-founder of Goepel Shields & Partners, which later became Goepel McDermid Ltd. and was acquired by Raymond James Ltd. in 2001.

Gregory K. Melchin Calgary, AB	59	2008
Member of: - Audit Committee
Mr. Melchin holds a Bachelor of Science degree (major in accounting) and a Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Alberta. He has also completed the Directors Education Program with the Institute of Corporate Directors. He is currently the Chairperson of the Board of Directors of ENMAX Corporation, a municipally-owned utility. Mr. Melchin was a member of the Legislative Assembly of Alberta from March 1997 to March 2008. Among his various assignments with the Government of Alberta, he was Minister of Energy, Minister of Seniors and Community Supports and Minister of Revenue. Prior to being elected to the Legislative Assembly of Alberta, he served in various management positions for 20 years in the Calgary business community.

Dale O. Shwed Calgary, AB	54	1993
Member of: - Reserves Committee
Mr. Shwed holds a Bachelor of Science degree specializing in Geology. He has been President and Chief Executive Officer of Crew Energy Inc. since September 2003. Prior thereto, he was President and Chief Executive Officer of Baytex Energy from 1993 to August 2003. He commenced his career in the oil and gas industry in 1980.

Note:

(1)
Each of the nominees became a director of Baytex Energy Corp. on December 31, 2010, other than Mr. Bowzer who became a director on September 4, 2012. The date referenced in the table is the year in which each nominee became a director of our wholly-owned subsidiary, Baytex Energy Ltd. (or its predecessor).

Director Equity Ownership
The following table summarizes the common shares and other securities beneficially owned, controlled or directed (directly or indirectly) by the individual members of the Board as of March 1, 2013 based on information provided by such individuals.

Name	Common Shares(1)		Performance Awards(2)		Restricted Awards(2)		Share Incentive Rights(3)		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
James L. Bowzer	9,800	425,908	48,000	2,086,080	12,000	521,520	-	-	3,033,508
John A. Brussa	212,625	9,240,683	2,915	126,686	796	34,594	23,000	717,670	10,119,633
Raymond T. Chan	606,197	26,345,322	34,834	1,513,886	9,335	405,699	75,000	1,765,500	30,030,406
Edward Chwyl	47,194	2,051,051	2,915	126,686	796	34,594	8,000	188,320	2,400,651
Naveen Dargan	112,708	4,898,290	2,915	126,686	796	34,594	2,667	62,781	5,122,351
R.E.T. (Rusty) Goepel	24,413	1,060,989	2,915	126,686	796	34,594	10,500	276,545	1,498,814
Gregory K. Melchin	10,224	444,335	2,915	126,686	796	34,594	49,500	1,381,655	1,987,270
Dale O. Shwed	123,260	5,356,880	2,915	126,686	796	34,594	23,000	717,670	6,235,830
Notes:

(1)	The value of the Common Shares was calculated by multiplying the number of common shares by the closing price of the common shares on the Toronto Stock Exchange (the "TSX") on March 1, 2013 ($43.46).

(2)
The value of the Performance Awards and the Restricted Awards was calculated by multiplying the number of awards by the closing price of the common shares on the TSX on March 1, 2013. For performance awards, a payout multiplier of 1x was assumed. The calculated value does not include the value of dividend equivalents that have accumulated on the awards.

(3)
The value of the Incentive Rights was calculated based on the difference between the closing price of the common shares on the TSX on March 1, 2013 and the exercise price of the Share Incentive Rights on March 1, 2013. For purposes of this calculation, the exercise price less dividends paid on the common shares subsequent to the grant date has been used.

Experience and Background of Directors
The following table outlines the experience and background of, but not necessarily the technical expertise of, the individual members of the Board as of December 31, 2012 based on information provided by such individuals.

Director	Enterprise Management[1]	Business Development[2]	Financial Literacy[3]	Corporate Governance[4]	Change Management[5]	Operations[6]	HS&E Management[7]	Financial Experience[8]	International Experience[9]	Human Resources[10]	Reserves Evaluation[11]	Risk Evaluation[12]
James L. Bowzer	√	√	√	√	√	√	√	√	√	√	√	√
John A. Brussa		√	√	√								√
Raymond T. Chan	√	√	√	√	√	√	√	√		√	√	√
Edward Chwyl	√	√	√	√		√				√	√	
Naveen Dargan	√	√	√	√	√		√	√		√		√
R.E.T. (Rusty) Goepel	√	√	√	√	√			√		√		√
Gregory K. Melchin	√	√	√	√		√	√	√		√		√
Dale O. Shwed	√	√	√	√	√	√	√			√	√	√
Total	**7**	**8**	**8**	**8**	**5**	**5**	**5**	**5**	**1**	**7**	**4**	**7**

Notes:

(1)	Enterprise Management – senior executive experience leading an organization or major business line.

(2)	Business Development – experience identifying value creation opportunities.

(3)	Financial Literacy – ability to critically read and analyze financial statements.

(4)	Corporate Governance – understanding of the requirements of good corporate governance usually gained through experience as a senior executive or a board member of a public organization.

(5)	Change Management – experience leading a major organizational change or managing a significant merger or acquisition.

(6)	Operations – experience with oil and gas operations.

(7)	HS&E Management – understanding of the regulatory environment surrounding health, safety and environmental matters in the oil and gas industry.

(8)	Financial Experience – experience in financial accounting and reporting and corporate finance.

(9)	International Experience – experience in a multi-national organization providing understanding of the challenges faced in a different cultural, political or regulatory environment.

(10)	Human Resources – management or executive experience with responsibility for human resources.

(11)	Reserves Evaluation – experience with or executive responsibility for oil and gas reserves evaluation.

(12)	Risk Evaluation – experience in evaluating and managing the variety of risks faced by an organization.
Additional Disclosure Relating to Proposed Directors
To the knowledge of our directors and executive officers, none of our proposed directors is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including us), that was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer or was subject to an Order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

None of our proposed directors is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets or has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
In addition, none of our proposed directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making investment decisions.
Appointment of Auditors
Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of Deloitte LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte LLP have acted as the auditors of Baytex/Baytex Energy Trust since September 2003.
The following table provides information about the fees billed to us and our subsidiaries for professional services rendered by Deloitte LLP during fiscal 2012 and 2011:

	Aggregate fees billed ($000s)
	2012	2011
Audit fees	$1,139	$1,252
Audit-related fees	-	-
Tax fees	241	498
Total	$1,380	$1,750

Audit Fees: Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly financial statements, services in this category for fiscal 2012 and 2011 also include amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting, review of prospectuses related to debt issuances and review of our documents and processes for the conversion of our consolidated financial statements to International Financial Reporting Standards.
Audit-Related Fees: Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.
Tax Fees: Tax fees included tax planning and various taxation matters.
Advisory Vote on Executive Compensation
The underlying principle for executive compensation throughout Baytex is "pay-for-performance". We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviours that reinforce the Corporation's values and help to deliver on its corporate objectives. A detailed discussion of our executive compensation program is provided in the "Compensation Discussion & Analysis" section of this information circular - proxy statement. After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as "Say on Pay"), the Board has determined to provide shareholders with a "Say on Pay" advisory vote at the meeting. This non-binding advisory vote on executive compensation will provide you as a shareholder with the opportunity to vote "For" or "Against" our approach to executive compensation through the following resolution:
"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Information Circular - Proxy Statement delivered in advance of the 2013 Annual and Special Meeting of Shareholders of the Corporation."
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for the shareholders to be well informed of the Corporation's approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the shareholders and the Board.
Approval of Unallocated Share Awards under the Share Award Incentive Plan
Background
Our primary long-term incentive plan is a "full-value" award plan (the "Share Award Incentive Plan"), which permits the granting of restricted awards and performance awards (collectively, "Share Awards") to the directors, officers, employees and other service providers of Baytex and its subsidiaries (collectively, "Service Providers"). The Share Award Incentive Plan was adopted as a replacement for the "gain-based" stock option plan utilized by our predecessor, Baytex Energy Trust. It was approved by the unitholders of the Trust on December 9, 2010 and came into effect on January 1, 2011. For a complete description of the Share Award Incentive Plan, see "Executive Compensation – Share Award Incentive Plan".
We also have the Common Share Rights Incentive Plan (the "Share Incentive Plan") which was established in connection with the conversion of the legal structure of the Trust to a corporation on January 1, 2011. This plan facilitated the continuation following the corporate conversion of the outstanding rights granted by the Trust under its Trust Unit Rights Incentive Plan. We have not made any grants under this plan since the adoption of the Share Award Incentive Plan and cannot make any grants without shareholder approval (as the three-year approval of the unallocated rights under such plan expired on May 20, 2012). The Share Incentive Plan will remain in place until such time as all outstanding Share Incentive Rights have been exercised, cancelled or expired (which we expect to occur in 2015). For a description of the Share Incentive Plan, see "Executive Compensation – Common Share Rights Incentive Plan".
Amendments to the Share Award Incentive Plan
The Share Award Incentive Plan and the Share Incentive Plan collectively reserve for issuance a maximum of 10% of the outstanding common shares (on a non-diluted basis) at the relevant time. This type of plan is referred to as a "reloading plan" under the rules of the TSX.
As a result of the reduction in the number of rights outstanding under the Share Incentive Plan and the lower dilution rates experienced under the Share Award Incentive Plan (relative to the Share Incentive Plan), on March 6, 2013 the Board approved, subject to the approval of the TSX, an amendment to the terms of the Share Award Incentive Plan to reduce the maximum number of common shares reserved for issuance under the Share Award Incentive Plan (and any other long-term incentive plans) to 3.3% of the issued and outstanding common shares at the relevant time (from 10%). The Board also approved an amendment to the Share Incentive Plan to clarify that the dividend equivalents that accumulate on the underlying awards are to be calculated in the same manner as participants in our Dividend Reinvestment Plan.
These amendments, which were made in accordance with the amendment provision contained in the Share Award Incentive Plan and have been approved by the TSX, did not require shareholder approval. A copy of the Share Award Incentive Plan, as amended, is accessible on the SEDAR website at www.sedar.com (filed on March 14, 2013 under the filing category Security holders documents).

Approval of Unallocated Share Awards
Pursuant to the rules of the TSX, all unallocated rights, options or other entitlements under "reloading plans" must be approved by an issuer's directors and equity security holders every three years. As a result, shareholders will be asked at the meeting to pass an ordinary resolution to approve all unallocated Share Awards under the Share Award Incentive Plan. No such approval is needed for the Share Incentive Plan as no further grants will be made under such plan.
Recommendation of the Board
The Share Award Incentive Plan is an important component of the compensation program at Baytex. In order to attract and retain qualified staff in a competitive marketplace, it is imperative that Baytex have a long-term incentive plan, such as the Share Award Incentive Plan.
The Share Award Incentive Plan also aligns the interests of Service Providers with shareholders as it provides an incentive for these Service Providers to maximize total shareholder return. A portion of the Share Awards granted to all Service Providers is in the form of performance awards. The portion of performance awards increases at higher levels of responsibility reaching 80% for our Executive Chairman and President and Chief Executive Officer. The performance awards, through the payout multiplier, provide a direct link between corporate performance and the level of payout received. The payout multiplier is calculated based on pre-established corporate performance measures and can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). The Board believes that the pay for performance orientation of the performance awards is aligned with shareholder interests.
If the ordinary resolution to approve all unallocated Share Awards under the Share Award Incentive Plan is passed at the meeting, we will be required to seek similar approval from the shareholders no later than May 14, 2016. If the shareholders do not approve the ordinary resolution, all unallocated Share Awards outstanding as of the date of the meeting will be cancelled and we will not be permitted to grant further Share Awards under the Share Award Incentive Plan (including in respect of currently outstanding Share Awards which are subsequently cancelled) until such time as the required shareholder approval has been obtained in the future. In such case, all Share Awards that have been allocated and granted as of the date of the meeting that have not yet been converted to common shares will continue unaffected in accordance with their current terms.
As of April 1, 2013, there were 846,713 restricted awards, 683,353 performance awards and 1,294,124 incentive rights outstanding, representing 2.3%* of the issued and outstanding common shares on that date, leaving approximately 1.2 million common shares (representing 1.0% of the issued and outstanding common shares on that date) reserved and available for issuance pursuant to Share Awards that may be granted in the future (*calculation does not include dividend equivalents that will accumulate on the underlying grants and assumes a payout multiplier of 1x for the performance awards).
The Board has determined that the continuation of the Share Award Incentive Plan is in the best interests of Baytex and its shareholders and unanimously recommends that shareholders vote in favour of the resolution outlined below.
Approval Requirements
At the meeting, shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution in the form set forth below to approve the unallocated Share Awards under the Share Award Incentive Plan:

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF BAYTEX ENERGY CORP. THAT:

1.	All unallocated share awards to acquire common shares of Baytex Energy Corp. under its Share Award Incentive Plan are hereby approved and authorized until May 14, 2016; and

2.
Any director or officer of Baytex Energy Corp. is authorized and directed to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the foregoing resolution.

In order to be passed, the above ordinary resolution must be approved by a majority of the aggregate votes cast by shareholders at the meeting. It is the intention of the persons named in the enclosed form of proxy, if named as proxy and not expressly directed to the contrary in the form of proxy, to vote those proxies in favour of the above resolution.
DIRECTOR COMPENSATION
General
Each of our directors is also a director of our wholly-owned subsidiary, Baytex Energy Ltd. Our directors are compensated by Baytex Energy Ltd. and not us.
The Compensation Committee of the Board (the "Compensation Committee") is responsible for the development and implementation of a compensation plan for the directors of Baytex Energy who are not also officers of Baytex Energy (the "independent directors"). Officers of Baytex Energy who are also directors are not paid any compensation for acting as a director.
The main objectives of Baytex Energy's directors' compensation plan are: (a) to attract and retain the services of the most qualified individuals; (b) to compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in board and committee membership and at a level that approximates the median compensation paid to directors of an industry-specific peer group; and (c) to align the interests of directors with our shareholders. To meet and maintain these objectives, the Compensation Committee annually performs a review of the compensation plan, which includes surveying the compensation paid to directors of an industry-specific peer group (see "Compensation Discussion and Analysis – Compensation Review Process – Competitive Factors" for a listing of the peer group members). The Compensation Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval.
At a meeting held on December 12, 2011, the Compensation Committee reviewed the directors' compensation plan and the results of the peer group survey. As a result of this review and commensurate with the increase in our size since 2007 (the last time the cash retainers and fees were increased), the Compensation Committee recommended certain changes to the compensation plan effective January 1, 2012. These changes were subsequently considered and approved by the Board at a meeting held on March 13, 2012. The Compensation Committee did not recommend (and the Board did not approve) any changes to the cash retainers and fees for 2013.
The following table sets forth the principal elements of the directors' compensation plan for the year ended December 31, 2012. In addition, independent directors were reimbursed for any expenses incurred to attend a board or committee meeting.

Compensation Element	Amount ($)
Board Retainer - Annual	$40,000
Additional Lead Independent Director Retainer - Annual	25,000
Additional Chair Retainers – Annual: Audit Compensation Nominating and Governance Reserves	25,000 8,000 8,000 8,000
Meeting Attendance Fee	1,500

The following table sets forth the cash retainers and fees that were paid to each of the independent directors during the year ended December 31, 2012. Directors' fees are paid on a quarterly basis.

Name	Board Retainer ($)	Lead Independent Director Retainer ($)	Committee Chair Retainer ($)	Meeting Attendance Fees ($)	Total Fees Earned ($)
John A. Brussa	40,000	-	8,000	22,500	70,500
Edward Chwyl	40,000	25,000	8,000	21,000	94,000
Naveen Dargan	40,000	-	25,000	30,000	95,000
R.E.T. (Rusty) Goepel	40,000	-	-	24,000	64,000
Gregory K. Melchin	40,000	-	-	25,500	65,500
Dale O. Shwed	40,000	-	8,000	18,000	66,000

Long-Term Incentive Compensation
Effective January 1, 2011, we adopted a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. The Share Award Incentive Plan contains the following restrictions on director participation: (1) the number of common shares issuable pursuant to the Share Award Incentive Plan to independent directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares; and (2) the value of all restricted awards and performance awards granted to any independent directors during a calendar year, as calculated on the date of grant, cannot exceed $100,000. For further information, see "Executive Compensation – Share Award Incentive Plan".
On December 12, 2011, the Compensation Committee approved the award of 348 restricted awards and 1,428 performance awards to each independent director under the Share Award Incentive Plan with 50% to be granted in January 2012 and the remaining 50% to be granted in July 2012 (conditional on the independent director continuing to hold office at such time). The grants were subsequently made on January 18, 2012 and July 1, 2012.
Prior to the adoption of the Share Award Incentive Plan, independent directors were eligible to be granted Trust Incentive Rights under the Trust Incentive Plan, provided that the aggregate number of Trust Incentive Rights granted to independent directors could not exceed 1% of the issued and outstanding trust units (plus the number of trust units that may be issued on the exchange of any outstanding exchangeable shares) and the value of Trust Incentive Rights granted to any one non-management director during a calendar year could not exceed $100,000.
Pursuant to the Corporate Conversion, all outstanding Trust Incentive Rights granted under the Trust Incentive Plan were exchanged for equivalent rights to acquire our common shares. The Share Incentive Rights are subject to the terms of our Share Incentive Plan, which is substantially similar to the Trust Incentive Plan. No new Share Incentive Rights will be granted under the Share Incentive Plan but it will remain in place until such time as all outstanding Share Incentive Rights have been exercised or expired.

The following table shows the number of common shares issuable to the independent directors pursuant to the Share Award Incentive Plan and the Share Incentive Plan as at December 31, 2012:

	Common Shares issuable as at December 31, 2012
	#	%(1)
Share Award Incentive Plan(2)
Restricted Awards	4,290
Performance Awards	15,168
Subtotal	19,458	0.016

Share Incentive Plan
Share Incentive Rights	116,667	0.096

Total	136,125	0.112

Notes:

(1)	Represents the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2012.

(2)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents that will accumulate on the underlying grants and assumes a payout multiplier of 1x for the performance awards. If the payout multiplier was 2x, the total number of common shares would increase to 151,293, which represents 0.124% of the issued and outstanding common shares as at December 31, 2012.

For further information regarding the outstanding restricted awards, performance awards and Share Incentive Rights held by the independent directors, see "Outstanding Option-based and Share-based Awards" and "Incentive Plan Awards – Value Vested or Earned during the Year" below.
Summary Compensation Table
The following table sets forth the total compensation paid to the independent directors for the year ended December 31, 2012.

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
John A. Brussa(2)	70,500	99,492	-	-	-	-	169,992
Edward Chwyl	94,000	99,492	-	-	-	-	193,492
Naveen Dargan	95,000	99,492	-	-	-	-	194,492
R.E.T. (Rusty) Goepel	64,000	99,492	-	-	-	-	163,492
Gregory K. Melchin	65,500	99,492	-	-	-	-	164,992
Dale O. Shwed	66,000	99,492	-	-	-	-	165,492
Notes:

(1)
This column shows the total compensation value that was awarded as restricted awards and performance awards. The actual value realized pursuant to such restricted awards and performance awards may be greater or less than the indicated value. For additional information regarding the valuation methodology, see "Executive Compensation – Share Award Valuation" below.

(2)
Mr. Brussa is Vice Chairman of Burnet, Duckworth & Palmer LLP, a law firm which receives fees for the provision of legal services to Baytex. The Nominating and Governance Committee has reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Brussa's independent judgement in his role as a member of the Board.

Outstanding Option-based and Share-based Awards
The following table sets forth for each independent director all option-based and share-based awards outstanding as at December 31, 2012.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1)		Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
		At Grant Date ($)	At Year-end ($)
John A. Brussa	8,000 15,000	27.72 17.97	20.58 8.83	Dec. 11, 2014 Oct. 16, 2013	688,920	715 RA 2,528 PA	139,013	-
Edward Chwyl	8,000	27.72	20.58	Dec. 11, 2014	178,320	715 RA 2,528 PA	139,013	-
Naveen Dargan	2,667	27.72	20.58	Dec. 11, 2014	59,447	715 RA 2,528 PA	139,013	-
R.E.T. (Rusty) Goepel	8,000 2,500	27.72 17.97	20.58 8.83	Dec. 11, 2014 Oct. 16, 2013	263,420	715 RA 2,528 PA	139,013	-
Gregory K. Melchin	8,000 11,500 30,000	27.72 17.97 28.21	20.58 8.83 17.87	Dec. 11, 2014 Oct. 16, 2013 May 20, 2013	1,319,780	715 RA 2,528 PA	139,013	-
Dale O. Shwed	8,000 15,000	27.72 17.97	20.58 8.83	Dec. 11, 2014 Oct. 16, 2013	688,920	715 RA 2,528 PA	139,013	-
Notes:

(1)
Pursuant to our Share Incentive Plan, the exercise price of a Share Incentive Right granted to a service provider that is not subject to United States income tax may, at the election of the holder, be reduced to account for dividends paid on the common shares subsequent to the grant date, provided that certain performance benchmarks are achieved. See "Executive Compensation – Common Share Rights Incentive Plan – Exercise Price".

(2)
Calculated based on the difference between the closing price of the common shares on the TSX on December 31, 2012 (being $42.87) and the exercise price of the Share Incentive Rights on December 31, 2012. For purposes of this calculation, the exercise price has been reduced to account for dividends paid on the common shares subsequent to the grant date.

(3)
Calculated by multiplying the number of restricted awards (RA) and performance awards (PA) by the closing price of the common shares on the TSX on December 31, 2012 (being $42.87). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents that have accumulated on the underlying grants.

Incentive Plan Awards – Value Vested or Earned during the Year
The following table sets forth for each independent director the value of option-based and share-based awards which vested during the year ended December 31, 2012 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2012.

Name	Option-based Awards Value vested during the year(1) ($)	Share-based Awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year ($)
John A. Brussa	62,827	67,365	-
Edward Chwyl	62,827	67,365	-
Naveen Dargan	62,827	67,365	-
R.E.T. (Rusty) Goepel	62,827	67,365	-
Gregory K. Melchin	62,827	67,365	-
Dale O. Shwed	62,827	67,365	-
Note:

(1)
Calculated based on the difference between the closing price of the common shares on the TSX on the vesting date and the exercise price of the Share Incentive Rights on the vesting date. For purposes of this calculation, the exercise price has been reduced to account for dividends paid on the common shares subsequent to the grant date.

COMPENSATION DISCUSSION AND ANALYSIS
The Compensation Committee is responsible for reviewing matters relating to human resource policies and compensation programs for Baytex and its affiliates. The Compensation Committee has established the following objectives for the compensation program: to award compensation that is commensurate with performance; to align the interests of management with the shareholders; and to attract and retain highly capable individuals.
The Compensation Committee has been delegated authority by the Board to establish the total compensation for all of the officers of Baytex Energy and its affiliates in the context of the general and administrative expense budget which is approved by the Board. The Compensation Committee meets at least annually with the Executive Chairman and the President and Chief Executive Officer to review other employees' salaries but direct approval of those salaries is provided by the Board annually through the approval of the general and administrative expense budget.
Compensation Governance
The Compensation Committee is comprised of the following directors: Edward Chwyl (Chairman), John A. Brussa and Naveen Dargan. The Nominating and Governance Committee has determined that each of these directors is independent. See "Statement of Corporate Governance Practices – Board of Directors".
All of the Compensation Committee members have direct experience in establishing and operating executive and corporate compensation programs. Mr. Chwyl is a retired businessman with over 35 years of experience in the oil and gas industry. His direct experience with executive compensation matters includes serving as the President and Chief Executive Officer of a publicly-traded intermediate oil and gas company for nine years and on the compensation committees of several other public oil and gas companies. Mr. Brussa is a senior tax lawyer with the Calgary-based energy law firm of Burnet, Duckworth & Palmer LLP. His direct experience with executive compensation matters includes dealing with compensation matters in the legal service industry and serving on the compensation committees of several other public companies. Mr. Dargan is a retired businessman with over 20 years of experience in the investment banking business (primarily focussed on the energy sector). His direct experience with executive compensation matters includes dealing with compensation matters in the investment banking business and serving on the compensation committees of several other public companies. For further information, see each member's biography under "Matters to be Acted Upon at the Meeting – Election of Directors" above.
Other than participation in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant), a compensation consultant or advisor has not, at any time during the year ended December 31, 2012, been retained to assist in determining compensation for any of our directors and officers.
In December 2012, we amended our Disclosure, Trading and Confidentiality Policy to prohibit directors, officers, employees and individual consultants or contractors from purchasing financial instruments (e.g., prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such individuals.
Compensation Risks
The upstream oil and gas business is very complex and highly competitive. It involves numerous known and unknown risks and uncertainties, many of which are beyond the control of management. In establishing compensation programs for Baytex and its affiliates, the Compensation Committee's objective is to design programs that reward performance relative to industry peers and align the interest of management with the shareholders. The Compensation Committee seeks to achieve this objective by:

•
Aligning the compensation framework with our annual budget and operating plans and our long-term strategic plan so that corporate objectives are a key factor in assessing the performance of our executives and employees.

•
Ensuring that a significant portion of annual (cash bonuses) and long-term (share awards) incentive compensation is tied to corporate performance and, therefore, is at risk (not guaranteed) and variable year-over-year.

•
Awarding a significant portion of long term incentive compensation in the form of performance awards which, through the payout multiplier, provide a direct link between corporate performance and the level of payout received. If threshold performance is not met, the payout multiplier will be 0x and no payouts will be made under the performance awards.

•
Using a variety of measures to assess corporate performance, such as total shareholder return and profitability of investment, as measured by recycle ratio which is calculated by dividing the actual historic cash flow from producing the reserves by the cost of acquiring the reserves (commonly referred to as finding, development and acquisition costs). For 2013, a corporate performance measure related to progressing the development of a health, safety and environmental management system and continuous improvement metrics was added.

Identification of Named Executive Officers
We are required to disclose the compensation paid to our Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated executive officers whose total annual compensation was more than $150,000 (each a "Named Executive Officer" and collectively, the "Named Executive Officers"). Each of our officers is also an officer of our wholly-owned subsidiary, Baytex Energy Ltd. Our officers are compensated by Baytex Energy Ltd. and not us.
For the year ended December 31, 2012, the Named Executive Officers were: Raymond T. Chan, Executive Chairman; James L. Bowzer, President and Chief Executive Officer; W. Derek Aylesworth, Chief Financial Officer; Marty L. Proctor, Chief Operating Officer; Stephen Brownridge, Vice President, Exploration; and Anthony W. Marino, former President and Chief Executive Officer.
Compensation Review Process

The Compensation Committee met in December 2012 to establish bonuses and long-term incentive plan awards for 2012 performance and base salaries for 2013. In establishing overall compensation levels, the Compensation Committee considered corporate and individual performance during the year ended December 31, 2012 and competitive factors in the local marketplace.
Performance
In establishing overall compensation levels, the Compensation Committee first assesses performance at the corporate level. Measures commonly used by the Compensation Committee to assess corporate performance include total shareholder return, recycle ratio and annual production.
The Compensation Committee then assesses the individual performance of the Executive Chairman, the President and Chief Executive Officer and each of the other officers of Baytex Energy. The Executive Chairman assists the Compensation Committee with the performance assessment of the President and Chief Executive Officer. The President and Chief Executive Officer assists the Compensation Committee with the performance assessment of the other officers.
The following table presents the total shareholder return (assuming reinvestment of dividends) for us, the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index for the periods indicated.

Period	Baytex Energy Corp.	S&P/TSX Oil & Gas Exploration & Production Index	S&P/TSX Composite Index	S&P 500 Index
Year ended December 31, 2012	-20.5%	-11.3%	7.2%	14.1%
Five-year period ended December 31, 2012 (compound annual return)	26.6%	-4.2%	0.8%	1.3%

We achieved first quartile performance on a recycle ratio basis (for the one and three-year periods ended December 31, 2011) in a report prepared by Macquarie (an independent investment dealer) that analyzed the capital efficiency of 15 "high yield" exploration and production companies (which included Baytex and those companies listed in the table below under "Competitive Factors" (other than Perpetual Energy Inc.)).
During the year ended December 31, 2012, we met our annual production target and executed on several strategic objectives, including the acquisition of 46 sections of undeveloped oil sands leases and an approved steam-assisted gravity drainage project at Angling Lake (Cold Lake), the expansion of our land base at Peace River and the disposition of our non-operated assets in North Dakota at attractive metrics.
Competitive Factors
For Baytex to attract and retain qualified and experienced officers and employees, its overall compensation levels must be competitive with other participants in the Canadian oil and gas industry. To understand compensation practices in the marketplace, the President and Chief Executive Officer prepares, at the direction of the Compensation Committee, a comparative compensation analysis for our officers and employees on an annual basis.
As part of the comparative compensation analysis, the Compensation Committee is provided with (i) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (ii) a summary (based on publicly available information) of the compensation paid to officers of an industry-specific peer group prepared by the President and Chief Executive Officer at the direction of the Compensation Committee. For 2012, the members of the peer group were:

ARC Resources Ltd.	NAL Energy Corporation	Peyto Exploration & Development Corp.
Bonavista Energy Corporation	Pengrowth Energy Corporation	Progress Energy Resources Corp.
Bonterra Energy Corp.	Penn West Petroleum Ltd.	Trilogy Energy Corp.
Crescent Point Energy Corp.	Perpetual Energy Inc.	Vermilion Energy Inc.
Enerplus Corporation	PetroBakken Energy Ltd.	Zargon Oil & Gas Ltd.

As a final check on the reasonableness of overall compensation at Baytex, the Compensation Committee compares our general and administrative costs per unit of production to the average for the members of the peer group listed above. The Compensation Committee's expectation is that our general and administrative costs per unit of production should approximate the average for the peer group. Based on publicly reported data for the nine month period ended September 30, 2012, our general and administrative costs per unit of production of $2.20/boe were approximately 7.6% lower than the peer group average of $2.38/boe.
Compensation Program Components
Executive compensation at Baytex consists of essentially four components: (1) base salary; (2) bonuses; (3) long-term incentive compensation; and (4) other benefits. Each of these compensation components is summarized in the following sections.
Base Salaries
Base salaries are an important component of the overall compensation package for officers as they are usually the largest portion of annual cash compensation. The Compensation Committee ensures that the base salaries for the President and Chief Executive Officer and the other officers are comparable to the amounts paid to similar officers of other participants in the Canadian oil and gas industry. As described above under "Competitive Factors", the level of salaries relative to the Canadian oil and gas industry is verified using independent and industry specific compensation data.
The Compensation Committee met in December 2012 to establish base salaries for the officers for 2013. Factors considered by the Compensation Committee included corporate and individual performance and competitive factors in the local marketplace. Based on its assessment of these factors, the Compensation Committee determined that an increase in base salaries was warranted. The base salaries for our Named Executive Officers were increased effective January 1, 2013 by an average of 4.4% from 2012 levels.
Bonuses
An annual bonus may be paid based on the Compensation Committee's subjective assessment of Baytex's general performance and each officer's contribution to such performance. In a year where Baytex experiences significant growth resulting in a change to its peer group for comparison purposes, a bonus payment may be used to adjust the total cash compensation of the officers to reflect overall compensation levels at the new peer group. In the oil and gas industry, there is generally a direct relationship between corporate size and total cash compensation.
The Compensation Committee met in December 2012 to establish annual bonuses for the officers for performance during 2012. Factors considered by the Compensation Committee included attainment of 2012 corporate production targets, execution of 2012 capital expenditure program, advancement of thermal recovery projects, management of risk exposures and crude oil marketing to maximize product sales netbacks, optimization of asset portfolio through strategic acquisitions and divestititures, refinancing of long-term debt to increase liquidity and extend debt maturities, first quartile performance on a recycle ratio basis, completion of strategic planning initiatives and long-term sector leading performance on a total shareholder return basis. Based on its assessment of these factors, the Compensation Committee determined that the payment of an annual bonus was warranted. The annual bonuses paid to our Named Executive Officers for performance during 2012 (excluding the special one-time bonus paid to our former President and Chief Executive Officer) averaged 90.4% of their 2012 base salaries (2011 – 100.3%).

On April 18, 2012, our wholly-owned subsidiary, Baytex Energy USA Ltd., announced the sale of its non-operated interests in North Dakota. At the closing of the transaction on May 22, 2012, we received cash proceeds of US$312 million and realized a gain on sale of $171 million. In recognition of the contribution of our former President and Chief Executive Officer, Anthony W. Marino, to this transaction, the Board approved the payment of a special one-time bonus of $4.1 million to Mr. Marino.
Long-Term Incentive Compensation
Our Share Award Incentive Plan forms the basis of our long-term incentive compensation program. This plan is a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. For further information, see "Executive Compensation – Share Award Incentive Plan".
Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award with such common shares to be issued on dates determined by the Compensation Committee, provided that the Compensation Committee will not establish issue dates for a restricted award that would result in all of the common shares awarded pursuant to such restricted award being issued prior to the third anniversary of the grant date of such restricted award. The number of common shares to be issued on the applicable issue date for a restricted award is adjusted to account for the payment of dividends from the grant date to the applicable issue date.
Each performance award entitles the holder to be issued the number of common shares designated in the performance award multiplied by a payout multiplier, with such common shares to be issued on dates determined by the Compensation Committee, provided that the Compensation Committee will not establish issue dates for a performance award that would result in all of the common shares awarded pursuant to such performance award being issued prior to the third anniversary of the grant date of such performance award. The payout multiplier is dependent on the performance of Baytex relative to pre-defined corporate performance measures for a particular period and can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). For those performance awards where the issue date is the second or third anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the payout multiplier for each of the two or three preceding fiscal years, respectively. The number of common shares to be issued on the applicable issue date for a performance award is adjusted to account for the payment of dividends from the grant date to the applicable issue date.
For share awards granted in 2011 and 2012, the Compensation Committee's practice was to split the restricted and performance awards into two equal amounts, with 50% to be granted on a date determined by the Compensation Committee and 50% to be deferred by approximately six months (with such grant being conditional on the grantee continuing to be a service provider at such time). The issue dates established by the Compensation Committee for these awards were one-third on each of the first, second and third anniversary dates of the date of grant. The Compensation Committee felt that structuring the awards in this manner increased the retention element of the Share Award Incentive Plan.
In 2013, the Compensation Committee changed its grant practice to make a single grant with an issue date schedule that was structured in the same manner as share awards with a "split" grant date. This change simplified the administration of the plan by reducing the number of grants by 50% while still achieving the retention element of the prior "split" grant practice. As a result of this change, all share awards that had been approved for grant on a future date were granted on April 1, 2013 (with their original issue date schedule).
The Compensation Committee is responsible for determining the allocation of the share awards between restricted and performance awards. The performance awards, through the payout multiplier, provide a direct link between corporate performance and the level of payout received. The Compensation Committee believes that the pay for performance orientation of the performance awards is aligned with shareholder interests. The portion of performance awards received relative to restricted awards increases with greater levels of responsibility. As a result, a significant portion of the share awards granted to the Named Executive Officers are in the form of performance awards (see "2012 Awards" and "2013 Awards" below).

2012 Awards
On December 12, 2011, the Compensation Committee approved the annual awards under the Share Award Incentive Plan. An aggregate of 326,535 restricted awards and 275,856 performance awards were awarded to eligible directors, officers, employees and other service providers of Baytex and its subsidiaries. The amounts awarded to each grantee were split into two equal tranches and, depending on the grantee's historical grant cycle, were granted in either January and July 2012, April and October 2012, July 2012 and January 2013, or October 2012 and April 2013 (conditional on the grantee continuing to be a service provider at such time).
The following table details the restricted and performance awards granted to each of the Named Executive Officers during 2012.

Name	Restricted Awards (#)	Performance Awards (#)	Performance Awards as % of Total Award (%)
Raymond T. Chan(1)	4,000	16,000	80
James L. Bowzer(2)	20,000	80,000	80
W. Derek Aylesworth(1)	6,625	19,875	75
Marty L. Proctor(1)	5,000	15,000	75
Stephen Brownridge(1)	6,125	11,375	65
Anthony W. Marino(3)	6,600	26,400	80
Notes:

(1)	Of these amounts, 50% was granted effective January 18, 2012 and the remaining 50% was granted effective July 1, 2012. The value of these grants is reported in the Summary Compensation Table.

(2)
Of these amounts, 50% was granted effective October 1, 2012 and the remaining 50% was granted effective April 1, 2013. The value of the grant made on October 1, 2012 is reported in the Summary Compensation Table.

(3)	Represents share awards granted to Mr. Marino on January 18, 2012. As he ceased to be employed by Baytex on May 10, 2012, he did not receive the second half of this grant in July 2012.

The Board established the following corporate performance measures for purposes of calculating the payout multiplier which will be used in determining the number of common shares to be issued pursuant to performance awards that were granted during 2012: (1) total shareholder return relative to the member companies in the S&P/TSX Oil & Gas Exploration & Production Index for the one, three and five year periods ended November 30, 2012 (weighting 50%); (2) recycle ratio for the year ended December 31, 2011 relative to a custom peer group comprised of comparable companies in the S&P/TSX Oil & Gas Exploration & Production Index (weighting 16.7%); (3) attainment of corporate production targets during 2012 (weighting 16.7%); and (4) development and execution of the strategic plan (weighting 16.7%).
The Compensation Committee met on December 11, 2012 to assess our performance relative to the corporate performance measures listed in the paragraph above and to establish the payout multiplier for those performance awards that were granted during 2012. Listed below are the results of the assessment:

Corporate Performance Measure	Results / Quartile Ranking	Multiplier	Weighting	Weighted Multiplier
Relative Total Shareholder Return ("TSR") for one-year period ended November 30, 2012	Baytex's TSR of -11.3% ranked 19 out of the 36 member companies of the S&P/TSX Oil & Gas Exploration & Production Index for this period resulting in a Third Quartile ranking.	1.0	16.67%	0.17
Relative TSR for three-year period ended November 30, 2012	Baytex's TSR of 91% ranked 7 out of the 31 member companies of the S&P/TSX Oil & Gas Exploration & Production Index for this period resulting in a First Quartile ranking.	2.0	16.67%	0.33
Relative TSR for five-year period ended November 30, 2012	Baytex's TSR of 236% ranked 3 out of the 28 member companies of the S&P/TSX Oil & Gas Exploration & Production Index for this period resulting in a First Quartile ranking.	2.0	16.67%	0.33
Relative Recycle Ratio for one-year period ended December 31, 2011 (including future development costs)	Baytex ranked 4 out of the 15 companies evaluated by Macquarie (an independent investment dealer) in their 2011 High Yield Capital Efficiency Report for this period resulting in a First Quartile ranking.	2.0	16.67%	0.33
2012 Production Volumes	Actual 2012 production of 53,986 boe/d was in the upper half of the initial 2012 guidance range (as adjusted for acquisitions and divestitures) resulting in a Second Quartile ranking.	1.5	16.67%	0.25
Development and execution of strategic plan	The Compensation Committee evaluated management's performance and assigned a First Quartile ranking.	2.0	16.67%	0.33
Total				1.75
Payout Multiplier				2.0x

For performance awards that were granted in 2012 and have an issue date in 2013 (i.e., the first one-third of the grant), the payout multiplier will be 2x. For those performance awards that were granted in 2011 and have an issue date in 2013 (i.e., the second one-third of the grant), the payout multiplier will be 2x, being the arithmetic average of the 2011 payout multiplier of 2x and the 2012 payout multiplier of 2x. See "2013 Awards" below for a description of the corporate performance measures to be used for purposes of calculating the 2013 payout multiplier.
2013 Awards
On December 11, 2012, the Compensation Committee approved the annual awards under the Share Award Incentive Plan. An aggregate of 380,000 restricted awards and 310,000 performance awards were awarded to eligible directors, officers, employees and other service providers of Baytex and its subsidiaries. Depending on the grantee's historical grant cycle, these awards were either granted (i) as to 50% on January 18, 2013 (with an issue date schedule of one-third on each of January 18, 2014, 2015 and 2016) and 50% on April 1, 2013 (with an issue date schedule of one-third on each of July 1, 2014, 2015 and 2016) or (ii) 100% on April 1, 2013 (with an issue date schedule of one-sixth on each of July 1, 2014, January 18, 2015, July 1, 2015, January 18, 2016, July 1, 2016 and January 18, 2017).
The following table details the restricted and performance awards to be granted to each of the Named Executive Officers during 2013.

Name	Restricted Awards(1) (#)	Performance Awards(1) (#)	Performance Awards as % of Total Award (%)
Raymond T. Chan	7,000	28,000	80
James L. Bowzer(2)	4,000	16,000	80
W. Derek Aylesworth	7,500	22,500	75
Marty L. Proctor	7,500	22,500	75
Stephen Brownridge	6,125	11,375	65
Notes:

(1)
Of these amounts, 50% was granted effective January 18, 2013 (with an issue date schedule of one-third on each of January 18, 2014, 2015 and 2016) and the remaining 50% was granted effective April 1, 2013 (with an issue date schedule of one-third on each of July 1, 2014, 2015 and 2016). These grants will be reported in the Summary Compensation Table next year.

(2)	Mr. Bowzer's 2013 share award grant was pro-rated based on the period of time that he was employed by Baytex during 2012.

The Compensation Committee established the following corporate performance measures for purposes of calculating the payout multiplier which will be used in determining the number of common shares to be issued pursuant to performance awards that are granted in 2013 (or were granted in 2011 or 2012 and become eligible for issuance in 2013, 2014 or 2015): (1) total shareholder return relative to the member companies in the S&P/TSX Oil & Gas Exploration & Production Index for the one, three and five year periods ended November 30, 2013 (weighting three-sevenths); (2) recycle ratio for the year ended December 31, 2012 relative to a custom peer group comprised of comparable dividend-paying companies in the S&P/TSX Oil & Gas Exploration & Production Index (weighting one-seventh); (3) attainment of corporate production targets during 2013 (weighting one-seventh); (4) development and execution of the strategic plan (weighting one-seventh); and (5) progress development of health, safety and environmental management system and continuous improvement metrics (weighting one-seventh).
Historical Grant Information
The following table shows the number of common shares issuable to all directors, officers, employees and other service providers of Baytex and its subsidiaries pursuant to the Share Award Incentive Plan and the Share Incentive Plan as at December 31, 2012.

	Common Shares issuable as at December 31, 2012
	#	%(1)
Share Award Incentive Plan(2)
Restricted Awards	598,970
Performance Awards	408,077
Subtotal	1,007,047	0.83

Share Incentive Plan
Share Incentive Rights	1,524,914	1.25

Total	2,531,961	2.08

Notes:

(1)	Represents the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2012.

(2)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents that will accumulate on the underlying grants and assumes a payout multiplier of 1x for the performance awards. If the payout multiplier was 2x, the total number of common shares would increase to 2,940,038, which represents 2.41% of the issued and outstanding common shares as at December 31, 2012.

The following table summarizes the number of share awards and Share Incentive Rights granted during the periods noted below.

Period	Share Awards Granted		Share Incentive Rights Granted	Weighted Average Common Shares Outstanding	Burn Rate(1)
	Restricted	Performance
2009	-	-	1,844,000	104,894,000	1.76%
2010	-	-	190,000	111,450,000	0.17%
2011	389,265	242,645	-	115,959,759	0.54%
2012	370,474	306,072	-	119,959,295	0.56%
Note:

(1)
The Burn Rate for a given period is calculated by dividing the number of share awards and Share Incentive Rights granted during such period by the weighted average number of common shares outstanding during such period. The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents that will accumulate on the underlying grants and assumes a payout multiplier of 1x for the performance awards.

For further information regarding the outstanding restricted awards, performance awards and Share Incentive Rights held by the Named Executive Officers, see "Executive Compensation – Outstanding Option-based and Share-based Awards" and "Executive Compensation – Incentive Plan Awards – Value Vested or Earned during the Year" below.
Other Benefits
The employment benefits provided to employees are generally typical of those provided by participants in the Canadian oil and gas industry and include life and disability insurance and extended health and dental coverage. Officers also receive parking and certain perquisites.
Baytex has established a savings plan to assist its employees in meeting their savings goals. Under this plan, employees contribute a percentage of their gross salary to the plan each pay period. Baytex matches each employee's contributions to a maximum of 10% of their gross salary. Baytex's contributions vest immediately in favour of the employee. The employee contributions are allocated by the employee to either an RRSP, a spousal RRSP or a tax-free savings account. Baytex's contributions are allocated by the employee to an RRSP, a spousal RRSP, a tax-free savings account, an investment account or a health spending account. Investment options under this plan include a suite of professionally managed investment funds and our common shares.
Summary
The Compensation Committee believes that long term shareholder value is enhanced by compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including officers, is based on corporate performance, as well as industry-competitive pay practices.

Performance Graph
The following graph presents the five-year cumulative total return from an investment of $100 in each of Baytex Energy Corp. (and its predecessor Baytex Energy Trust), the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index on December 31, 2007, assuming reinvestment of dividends and distributions.

Baytex Energy Trust / Baytex Energy Corp.
S&P/TSX Oil & Gas Exploration & Production Index
S&P/TSX Composite Index
S&P 500 Index
450
400
350
300
250
200
150
100
50
0
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12

	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012
Baytex Energy Trust / Baytex Energy Corp.	100	87	192	320	410	326
S&P/TSX Oil & Gas Exploration & Production Index	100	69	98	111	91	81
S&P/TSX Composite Index	100	66	90	106	97	104
S&P 500 Index	100	63	80	92	94	107

The compensation received by the Named Executive Officers generally corresponds with fluctuations in our total return over the periods indicated on the above graph (other than 2010 when the Named Executive Officers were not granted any long-term incentive compensation as a result of the transition from the Share Incentive Plan to the Share Award Incentive Plan in connection with the Corporate Conversion at year-end 2010). Due to the inherent link between the value of our share awards and Share Incentive Rights and fluctuations in the market price of the common shares, the underlying value of long-term incentive awards naturally followed fluctuations in our total return.
The Compensation Committee met in December 2011 to approve 2012 base salaries for our Named Executive Officers. Base salaries for our Named Executive Officers increased by an average of 8.7% from 2011 levels (in 2011 increased by 9.5% from 2010 levels). This increase was reflective of our strong total shareholder return for the year ended December 31, 2011 of 28.1%, which compared favourably to the S&P/TSX Oil & Gas Exploration & Production Index (-18.0%), the S&P/TSX Composite Index (-8.7%) and the S&P 500 Index (2.1%).
The Compensation Committee met in December 2012 to approve cash bonuses for our Named Executive Officers for 2012 performance. The cash bonuses paid to our Named Executive Officers (excluding the special one-time bonus paid to our former President and Chief Executive Officer) decreased by an average of 9.8% from 2011 levels and represented 90.4% of base salaries (2011 – 100.3%). This decrease was reflective of our total shareholder return for the year ended December 31, 2012 of -20.5%, as compared to the S&P/TSX Oil & Gas Exploration & Production Index (‑11.3%), the S&P/TSX Composite Index (7.2%) and the S&P 500 Index (14.1%). For a description of the factors considered by the Compensation Committee in establishing cash bonuses for 2012 performance, see " – Compensation Program Components – Bonuses" above.
Cost of Management Ratios
We evaluate cost of management on a long term basis relative to that of our industry peers and believe our total cost is aligned with our goal of creating value for our shareholders.

Parameter and Ratios	2009	2010	2011	2012
Total cash compensation for the Named Executive Officers ($ millions)(1)	$5.7	$3.9	$4.4	$3.9
As a % of total market capitalization(2)	0.18%	0.07%	0.07%	0.08%
As a % of funds from operations(3)	1.72%	0.87%	0.80%	0.74%
Total shareholder return	120.7%	66.9%	28.1%	-20.5%
Notes:

(1)
Total cash compensation for 2012 excludes the special one-time bonus paid to our former President and Chief Executive Officer. See "Compensation Discussion and Analysis – Compensation Program Components – Bonuses".

(2)	Total market capitalization is calculated by multiplying the number of common shares outstanding at year-end by the closing price of the common shares on the last trading day of the year.

(3)
Funds from operations is a non-GAAP measure that represents cash generated from operating activities adjusted for finance costs, changes in non-cash operating working capital and other operating items. For a reconciliation of funds from operations to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2012.

EXECUTIVE COMPENSATION
Summary Compensation Table
Each of our officers is also an officer of our wholly-owned subsidiary, Baytex Energy Ltd. Our officers are compensated by Baytex Energy Ltd. and not us. The following table sets forth for the year ended December 31, 2012 information concerning the compensation paid to our Named Executive Officers.

Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation(4) ($)	Total compensation ($)
					Annual incentive plans(2) ($)	Long-term incentive plans(3) ($)
Raymond T. Chan(5) Executive Chairman	2012 2011 2010	300,000 300,000 275,000	968,100 900,200 -	- - -	500,000 300,000 300,000	- - -	- - -	30,000 30,000 27,500	1,798,100 1,530,200 602,500
James L. Bowzer(6) President and Chief Executive Officer	2012	183,333	2,339,500	-	200,000	-	-	18,333	2,741,167
W. Derek Aylesworth Chief Financial Officer	2012 2011 2010	345,000 330,000 310,000	1,282,636 1,147,755 -	- - -	315,000 315,000 300,000	- - -	- - -	34,500 33,000 31,000	1,977,136 1,825,755 641,000
Marty L. Proctor Chief Operating Officer	2012 2011 2010	330,000 310,000 295,000	968,100 765,170 -	- - -	290,000 260,000 200,000	- - -	- - -	33,000 31,000 29,500	1,621,100 1,366,170 524,500
Stephen Brownridge Vice President, Exploration	2012 2011 2010	275,000 285,000 265,000	846,991 765,170 -	- - -	255,000 255,000 250,000	- - -	- - -	27,500 28,500 26,500	1,404,491 1,333,670 541,500
Anthony W. Marino(7)(8) Former President and Chief Executive Officer	2012 2011 2010	218,462 500,000 430,000	1,848,660 2,700,600 -	- - -	4,110,000 600,000 500,000	536,200 747,700 508,100	- - -	3,237,354 68,360 146,273	9,950,676 4,616,660 1,584,373
Notes:

(1)
This column shows the total compensation value that was awarded as restricted awards and performance awards. The actual value realized pursuant to such restricted awards and performance awards may be greater or less than the indicated value. For additional information regarding the valuation methodology, see " – Share Award Valuation" below.

(2)
Except for Mr. Marino, the amounts shown in the table above for 2012 represent the annual bonus awarded for 2012 and were paid, at the option of the Named Executive Officer, in either December 2012 or January 2013. See "Compensation Discussion and Analysis – Compensation Program Components – Bonuses".

(3)	The amounts shown in the table represent payments received on tracking units awarded pursuant to the Income Tracking Unit Plan. See " – Income Tracking Unit Plan".

(4)
Except for Mr. Marino, the amounts shown in the table above represent Baytex's matching contributions to the employee savings plan. See "Compensation Discussion and Analysis – Compensation Program Components – Other Benefits". The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year.

(5)	Mr. Chan was Interim Chief Executive Officer from May 10 to September 4, 2012.

(6)	Mr. Bowzer commenced employment with Baytex on September 1, 2012. His annualized salary for 2012 was $550,000.

(7)
Mr. Marino ceased employment with Baytex on May 10, 2012. In addition to his salary paid up to May 10, 2012, Mr. Marino received a special one-time bonus of $4.1 million in recognition of his contribution to the sale of our non-operated interests in North Dakota for US$312 million, the early vesting of a portion of his restricted awards and performance awards and payment for earned but unpaid vacation. See "Compensation Discussion and Analysis – Compensation Program Components – Bonuses".

(8)
For Mr. Marino, the amount shown in the table above for All Other Compensation for 2012 includes $3,215,508, which represents the benefit he received due to the early vesting of a portion of his restricted awards and performance awards, net of the total compensation values reported in the table above for share-based awards in 2012 and 2011, and for 2011 and 2010 include tax indemnification payments of $18,360 and $103,273, respectively.

Share Award Valuation
During 2012, the Compensation Committee's practice was to split the restricted and performance awards into two equal amounts, with 50% to be granted on a date determined by the Compensation Committee and 50% to be deferred by approximately six months (with such grant being conditional on the grantee continuing to be a service provider at such time). As a result of this practice, in 2012 share awards were granted on January 18, April 1, July 1 and October 1. Each of the independent directors and the Named Executive Officers (other than Mr. Bowzer) were recipients of the awards granted on January 18, 2012 and July 1, 2012. As Mr. Bowzer commenced employment with Baytex on September 1, 2012, he received 50% of his initial award on October 1, 2012 with the remaining 50% deferred until April 2013.
For purposes of this executive compensation disclosure, the fair value of the share awards was determined by multiplying the number of restricted and performance awards granted by the weighted average trading price of the common shares on the TSX for the five-day period ended prior to the grant date. This calculation assumes a payout multiplier of 1x for the performance awards and does not include the value of the dividend equivalents received on the restricted and performance awards under the Share Award Incentive Plan.
The fair value of the share awards presented in this executive compensation disclosure differs from the fair value determined in accordance with International Financial Reporting Standards ("IFRS") for financial statement purposes. Under IFRS 2 "Share-based Payment", the fair value of share awards is determined at the date of grant using the market price of the common shares and, for performance awards, an estimated payout multiplier.
The two main differences between Baytex's approach to calculating the fair value of the share awards for purposes of this executive compensation disclosure and IFRS are the methodology used to value the underlying common shares and, for purposes of valuing the performance awards, the estimated payout multiplier. As stated above, Baytex uses a five-day weighted average trading price, which is consistent with the approach it uses to value the share awards for income tax purposes. Under IFRS, the market price of the common shares on the date of grant is used.
Pursuant to the terms of the Share Award Incentive Plan, the payout multiplier for performance awards is dependent on the performance of Baytex relative to pre-defined corporate performance measures for a particular period and can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) and 2x (for first quartile ranking). For purposes of this executive compensation disclosure, the Compensation Committee determined to use a payout multiplier of 1x, being the mid-point of the low and high payout multipliers. Under IFRS, an initial estimated payout multiplier, based on historical performance, of 1.64x was used. This multiplier is adjusted on an on-going basis as new information becomes available. The current multipliers applied to the various tranches of each grant fall within a range of 1.64x to 2.00x. As there can be no assurance that future performance will match historical performance, the Compensation Committee prefers to use a mid-point payout multiplier. This approach is also consistent with the approach followed by other issuers in the peer group with similar plans and with the methodology specified in the Share Award Incentive Plan for calculating the value of any performance awards granted to non-management directors.
The following table sets forth the fair values and payout multipliers used by Baytex for this executive compensation disclosure and determined in accordance with IFRS for grants of restricted and performance awards made during 2012.

Grant Date	Fair Value of Share Awards		Payout Multiplier for Performance Awards
	Baytex	IFRS	Baytex	IFRS
January 18, 2012	$56.02	$56.43	1.00	1.64 – 2.00
April 1, 2012	$52.05	$52.28	1.00	1.64 – 2.00
July 1, 2012	$40.79	$44.03	1.00	1.64 – 2.00
October 1, 2012	$46.79	$46.81	1.00	1.64 – 2.00

Outstanding Option-based and Share-based Awards
The following table sets forth for each Named Executive Officer all option-based and share-based awards outstanding as at December 31, 2012.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1)		Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
		At Grant Date ($)	At Year-end ($)
Raymond T. Chan	75,000	27.72	20.58	Dec. 11, 2014	1,671,750	7,334 RA 26,000 PA	1,429,000	-
James L. Bowzer	-	-	-	-	-	10,000 RA 40,000 PA	2,143,500	-
W. Derek Aylesworth	55,000	27.72	20.58	Dec. 11, 2014	1,225,950	11,725 RA 31,775 PA	1,864,845	-
Marty L. Proctor	10,000	27.72	20.58	Dec. 11, 2014	222,900	8,400 RA 22,933 PA	1,343,260	-
Stephen Brownridge	55,000	27.72	20.58	Dec. 11, 2014	1,225,950	10,658 RA 18,175 PA	1,236,085	-
Notes:

(1)
Pursuant to our Share Incentive Plan, the exercise price of a Share Incentive Right granted to a service provider that is not subject to United States income tax may, at the election of the holder, be reduced to account for dividends paid on the common shares subsequent to the grant date, provided that certain performance benchmarks are achieved. See "– Common Share Rights Incentive Plan – Exercise Price" below.

(2)
Calculated based on the difference between the closing price of the common shares on the TSX on December 31, 2012 (being $42.87) and the exercise price of the Share Incentive Rights on December 31, 2012. For purposes of this calculation, the exercise price less dividends paid on the common shares subsequent to the grant date has been used.

(3)
Calculated by multiplying the number of restricted awards (RA) and performance awards (PA) by the closing price of the common shares on the TSX on December 31, 2012 (being $42.87). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents that have accumulated on the underlying grants.

Incentive Plan Awards – Value Vested or Earned during the Year
The following table sets forth for each Named Executive Officer the value of option-based awards and share-based awards which vested during the year ended December 31, 2012 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2012.

Name	Option-based Awards Value vested during the year(1) ($)	Share-based Awards Value vested during the year ($)	Non-equity incentive plan compensation Value earned during the year(2) ($)
Raymond T. Chan	589,000	595,912	500,000
James L. Bowzer	-	-	200,000
W. Derek Aylesworth	431,933	738,039	315,000
Marty L. Proctor	3,391,200	492,478	290,000
Stephen Brownridge	431,933	463,639	255,000
Anthony W. Marino	862,000	7,764,768	4,646,200
Notes:

(1)
Calculated based on the difference between the closing price of the common shares on the TSX on the vesting date and the exercise price of the Share Incentive Rights on the vesting date. For purposes of this calculation, the exercise price less dividends paid on the common shares subsequent to the grant date has been used for Messrs. Chan, Aylesworth, Proctor and Brownridge and the exercise price at grant date has been used for Mr. Marino.

(2)
The amounts shown in the table above for each of the named executive officers (other than Mr. Marino) represent the annual bonus awarded for 2012 and were paid, at the option of the Named Executive Officer, in either December 2012 or January 2013. See "Compensation Discussion and Analysis – Compensation Program Components – Bonuses". For Mr. Marino, the amount shown in the table includes a special one-time bonus of $4.1 million in recognition of his contribution to the sale of our non-operated interests in North Dakota for US$312 million and the amount received pursuant to tracking units awarded pursuant to the Income Tracking Unit Plan ($536,200). See See "Compensation Discussion and Analysis – Compensation Program Components – Bonuses" and "Executive Compensation – Income Tracking Unit Plan".

Please note that the values in this table for option-based and share-based awards differ from the values shown in the Summary Compensation Table above. The values reported in this table represent the value of those awards that vested during the year. The values reported in the Summary Compensation Table represent an estimate of the fair value of awards that were granted during the year. See " – Share Award Valuation".
Share Award Incentive Plan
At a special meeting held on December 9, 2010, the unitholders of the Trust approved the adoption by Baytex effective January 1, 2011 of a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries.
On March 6, 2013, the Share Award Incentive Plan was amended by the Board to reduce the maximum number of common shares reserved for issuance under the plan (and any other long-term incentive plans) to 3.3% of the outstanding common shares at the relevant time (from 10%) and to clarify that the dividend equivalents that accumulate on the underlying awards are to be calculated in the same manner as participants in our Dividend Reinvestment Plan. These amendments were made in accordance with the amendment provision contained in the Share Award Incentive Plan, have been approved by the TSX and did not require shareholder approval.
Listed below is a summary of the principal terms of the Share Award Incentive Plan. A copy of the Share Award Incentive Plan, which incorporates the amendments described above, is accessible on the SEDAR website at www.sedar.com (filed on March 14, 2013 under the filing category Security holders documents). Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the Share Award Incentive Plan.
Purpose of the Share Award Incentive Plan
The principal purposes of the Share Award Incentive Plan are: (i) to retain and attract qualified Service Providers that Baytex and its affiliates require; (ii) to promote a proprietary interest in Baytex by such Service Providers and to encourage such persons to remain in the employ or service of Baytex and its affiliates and put forth maximum efforts for the success of the business of Baytex and its affiliates; and (iii) to focus management of Baytex and its affiliates on operating and financial performance and long-term total shareholder return.
Incentive-based compensation such as the Share Award Incentive Plan is an integral component of compensation for Service Providers. The attraction and retention of qualified Service Providers has been identified as one of the key risks to Baytex's long-term strategic growth plan. The Share Award Incentive Plan is intended to maintain Baytex's competitiveness within the North American oil and gas industry to facilitate the achievement of its long-term goals. In addition, this incentive-based compensation is intended to reward Service Providers for meeting certain pre-defined operational and financial goals which have been identified for increasing long-term total shareholder return.
Overview
The Board of Directors of Baytex has delegated the authority to administer the Share Award Incentive Plan to the Compensation Committee.
Under the terms of the Share Award Incentive Plan, any Service Provider may be granted Restricted Awards or Performance Awards. In determining the Service Providers to whom Share Awards may be granted ("Grantees"), the number of common shares to be covered by each Share Award and the allocation of the Share Award between Restricted Awards and Performance Awards, the Compensation Committee may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors:

(a)	compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)	the duties, responsibilities, position and seniority of the Grantee;

(c)
the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the Compensation Committee and/or similar performance measures of members of the Peer Comparison Group for such period;

(d)	the individual contributions and potential contributions of the Grantee to the success of Baytex;

(e)	any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Baytex;

(f)	the Fair Market Value or current market price of the common shares at the time of such Share Award; and

(g)	such other factors as the Compensation Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Share Award Incentive Plan.
For share awards granted in 2011 and 2012, the Compensation Committee's practice was to split the restricted and performance awards into two equal amounts, with 50% to be granted on a date determined by the Compensation Committee and 50% to be deferred by approximately six months (with such grant being conditional on the grantee continuing to be a service provider at such time). The issue dates established by the Compensation Committee for these awards were one-third on each of the first, second and third anniversary dates of the date of grant. The Compensation Committee felt that structuring the awards in this manner increased the retention element of the Share Award Incentive Plan.

In 2013, the Compensation Committee changed its grant practice to make a single grant with an issue date schedule that was structured in the same manner as share awards with a "split" grant date. This change simplified the administration of the plan by reducing the number of grants by 50% while still achieving the retention element of the prior "split" grant practice. As a result of this change, all share awards that had been approved for grant on a future date were granted on April 1, 2013 (with their original issue date schedule).
Restricted Awards
Each Restricted Award entitles the holder to be issued the number of common shares designated in the Restricted Award (plus dividend equivalents as described below) with such common shares to be issued on dates determined by the Compensation Committee, provided that the Compensation Committee will not establish Issue Dates for a Restricted Award that would result in all of the common shares awarded pursuant to such Restricted Award being issued prior to the third anniversary of the grant date of such Restricted Award. The Compensation Committee's practice is to issue common shares pursuant to Restricted Awards as to one-sixth on the first anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date).
Performance Awards
Each Performance Award entitles the holder to be issued the number of common shares designated in the Performance Award (plus dividend equivalents as described below) multiplied by a Payout Multiplier, with such common shares to be issued on dates determined by the Compensation Committee, provided that the Compensation Committee will not establish Issue Dates for a Performance Award that would result in all of the common shares awarded pursuant to such Performance Award being issued prior to the third anniversary of the grant date of such Performance Award. The Compensation Committee's practice is to issue common shares pursuant to Performance Awards as to one-sixth on the first anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date).
The Payout Multiplier is determined by the Compensation Committee based on an assessment of the achievement of the pre-defined Corporate Performance Measures in respect of the applicable period. Corporate Performance Measures may include: relative total shareholder return; recycle ratio; activities related to the growth of Baytex; average production volumes; unit costs of production; total proved reserves; health, safety and environmental performance; the execution of Baytex's strategic plan and such additional measures as the Compensation Committee shall consider appropriate in the circumstances. The Payout Multiplier for a particular period can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) or 2x (for first quartile ranking). For those Performance Awards where the Issue Date is the second or third anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the Payout Multiplier for each of the two or three preceding fiscal years, respectively.
Dividend Equivalents
The Share Award Incentive Plan provides for cumulative adjustments to the number of common shares to be issued pursuant to Share Awards on each date that dividends are paid on the common shares by an amount equal to a fraction having as its numerator the amount of the dividend per common share multiplied by the Adjustment Ratio immediately prior to the record date for such dividend and having as its denominator the price, expressed as an amount per common share, paid by participants in our dividend reinvestment plan to reinvest their dividends in additional common shares on the applicable dividend payment date, provided that if Baytex has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the common shares on the trading day immediately preceding the dividend payment date.
Under the Share Award Incentive Plan, in the case of a non-cash dividend, including common shares or other securities or property, the Compensation Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash dividend will be provided to the Share Award holder and, if so provided, the form in which it shall be provided.

Limitation on Common Shares Reserved
The Share Award Incentive Plan provides that the maximum number of common shares reserved for issuance from time to time pursuant to outstanding Share Awards (and any other long-term incentive plans) shall not exceed a number of common shares equal to 3.3% of the aggregate number of issued and outstanding common shares.
Limitations on Share Awards
The aggregate number of Share Awards granted to any single Service Provider shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition: (i) the number of common shares issuable to insiders at any time, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares; and (ii) the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares. The number of common shares issuable pursuant to the Share Award Incentive Plan to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares and the value of all Share Awards granted to any Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $100,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1x will be assumed for any Performance Awards).
Issue Dates
If a Grantee is prohibited from trading in securities of Baytex as a result of the imposition by Baytex of a trading blackout (a "Blackout Period") and the Issue Date of a Share Award held by such Grantee falls within a Blackout Period, then the Issue Date of such Share Award shall be extended to the date that is three business days following the end of such Blackout Period.
Payment of Share Awards
On the Issue Date, Baytex shall have the option of settling any amount payable in respect of a Share Award by any of the following methods or by a combination of such methods:

(a)	common shares issued from the treasury of Baytex; or

(b)
with the consent of the Grantee, cash in an amount equal to the aggregate Fair Market Value of such common shares that would otherwise be delivered in consideration for the surrender by the Grantee to Baytex of the right to receive such common shares under such Share Award.

The Share Award Incentive Plan does not contain any provisions for financial assistance by Baytex in respect of Share Awards granted thereunder.
Change of Control
In the event of a Change of Control of Baytex, the Issue Date(s) applicable to the Share Awards will be accelerated such that the common shares to be issued pursuant to such Share Awards will be issued immediately prior to the date upon which the Change of Control is completed and the Payout Multiplier applicable to any Performance Awards shall be determined by the Compensation Committee.
Under the Share Award Incentive Plan, a Change of Control means:

(a)	a successful take-over bid, pursuant to which the offeror as a result of such take-over bid beneficially owns in excess of 50% of the outstanding common shares; or

(b)
any change in the beneficial ownership or control of the outstanding securities or other interests which results in (i) a person or group of persons acting jointly or in concert, or (ii) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or other interests of Baytex; or

(c)	Incumbent Directors no longer constituting a majority of the Board; or

(d)
the completion of an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the arrangement, merger or other form of reorganization will hold 50% or less of the outstanding voting securities or interests of the continuing entity upon completion of the arrangement, merger or other form of reorganization; or

(e)
the winding up or termination of Baytex or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of Baytex to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of Baytex is continued and where the securityholdings in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a Change of Control if paragraphs (b) and (c) above were applicable to the transaction); or

(f)
any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Share Award Incentive Plan;

provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question.
Early Termination Events
Pursuant to the Share Award Incentive Plan, unless otherwise determined by the Compensation Committee or unless otherwise provided in a Share Award Agreement pertaining to a particular Share Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(a)
Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the Issue Date for all common shares awarded to such Grantee under any outstanding Share Award Agreements shall be accelerated to the Cessation Date, provided that the President and Chief Executive Officer of Baytex in the case of a Grantee who is not a director or officer and the Compensation Committee in all other cases, taking into consideration the performance of such Grantee and the performance of Baytex since the date of grant of the Share Award(s), may determine in its sole discretion the Payout Multiplier to be applied to any Performance Awards held by the Grantee.

(b)
Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(c)
Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(d)
Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(e)
Non-Management Directors - If a Grantee who is a Non-Management Director ceases to be a Service Provider as a result of: (A) a voluntary resignation or voluntarily not standing for re-election as a director of Baytex, such events shall be treated as a voluntary resignation under (c) above; or (B) failing to be re-elected as a director of Baytex by the Shareholders, such event shall be treated as an other termination under (d) above.

Assignment
Except in the case of death, the right to receive common shares pursuant to a Share Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the Share Award Incentive Plan, no assignment, sale, transfer, pledge or charge of a Share Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.
Amendment and Termination of Plan
The Share Award Incentive Plan and any Share Awards granted pursuant thereto may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board of Directors of Baytex without the approval of Shareholders. Notwithstanding the foregoing, the Share Award Incentive Plan or any Share Award may not be amended without Shareholder approval to:

(a)	increase the percentage of common shares reserved for issuance pursuant to Share Awards in excess of the limit currently prescribed in the Share Award Incentive Plan;

(b)
extend the Issue Date of any Share Awards issued under the Share Award Incentive Plan beyond the latest Issue Date specified in the Share Award Agreement (other than as permitted by the terms and conditions of the Share Award Incentive Plan);

(c)	permit a Grantee to transfer Share Awards to a new beneficial holder other than for estate settlement purposes;

(d)	change the limitations on the granting of Share Awards described above under "Limitations on Share Awards"; and

(e)	change the amending provision of the Share Award Incentive Plan.
In addition, no amendment to the Share Award Incentive Plan or any Share Awards granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any Share Award previously granted to such Grantee under the Share Award Incentive Plan.
Common Share Rights Incentive Plan
In connection with the formation of Baytex Energy Trust in 2003, unitholders approved the adoption of the Trust Incentive Plan pursuant to which rights to acquire trust units could be granted to the directors, officers, employees and other service providers of Baytex Energy Trust and its subsidiaries.
Pursuant to the Corporate Conversion, all outstanding Trust Incentive Rights granted under the Trust Incentive Plan were exchanged for equivalent rights to acquire our common shares. The Share Incentive Rights are subject to the terms of our Share Incentive Plan, which is substantially similar to the Trust Incentive Plan.
In connection with the Corporate Conversion, on January 1, 2011 we adopted a new form of long-term incentive plan to replace the Share Incentive Plan as our primary long-term incentive program. We have not made any grants under the Share Incentive Plan since the adoption of the Share Award Incentive Plan and cannot make any grants without shareholder approval (as the three-year approval of the unallocated rights under the Share Incentive Plan expired on May 20, 2012). The Share Incentive Plan will remain in place until such time as all outstanding Share Incentive Rights have been exercised, cancelled or expired (which we expect to occur in 2015).

Listed below is a summary of the principal terms of the Share Incentive Plan. A copy of the Share Incentive Plan is accessible on the SEDAR website at www.sedar.com (filed on January 10, 2011 under the filing category Security holders documents).
Limitation on Common Shares Reserved: A maximum of 10% of the aggregate number of our issued and outstanding common shares (the "Total Shares") are reserved for issuance under the Share Incentive Plan (and any other long-term incentive plans). As a result of an amendment to the Share Award Incentive Plan approved by the Board on March 6, 2013, the maximum number of common shares reserved for issuance under the Share Incentive Plan (and any other long-term incentive plans) has been effectively reduced to 3.3% of the outstanding common shares at the relevant time. See " – Share Award Incentive Plan".
As noted above, we cannot make any grants under the Share Incentive Plan without shareholder approval (as the three-year approval of the unallocated rights under such plan expired on May 20, 2012).
Eligible Participants: The directors, officers, employees and other service providers of Baytex and its subsidiaries (collectively, the "Service Providers") are eligible to participate in the Share Incentive Plan.
Limitations on Grants: The Share Incentive Plan contains the following limitations: (i) the aggregate number of common shares issuable to non-management directors at any time under the Share Incentive Plan cannot exceed 1% of the Total Shares; (ii) the value of all Share Incentive Rights granted to any one non-management director during a calendar year, as calculated on the date of grant, cannot exceed $100,000; (iii) the aggregate number of Share Incentive Rights held by any one holder at any given time cannot exceed 1% of the Total Shares; and (iv) the aggregate number of common shares issued to insiders within any one-year period or issuable to insiders at any time under the Share Incentive Plan and any other security based compensation arrangements cannot exceed 10% of the Total Shares.
Exercise Period: Share Incentive Rights granted under the Share Incentive Plan may be exercised during a period not exceeding five (5) years from the date upon which they were granted (the "Exercise Period"). If the expiry date of any Share Incentive Right falls within any period of time during which certain persons may not trade in our securities (a "Blackout Period") (or within ten business days following the end of any Blackout Period), then the expiry date of any Share Incentive Right held by any person subject to a Blackout Period shall be extended to the date that is ten business days following the end of such Blackout Period.
Vesting Provisions: Under the terms of the Share Incentive Plan, the Board has the authority to determine the manner in which the Share Incentive Rights vest and become exercisable. The Board's historical practice has been for Share Incentive Rights to vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date. The Share Incentive Plan also provides that the vesting provisions will be accelerated upon the occurrence of a "change of control" (as described below).
Grant Price: The grant price (the "Grant Price") for any Share Incentive Rights granted under the Share Incentive Plan is the closing price of the common shares on the Toronto Stock Exchange (or, in the case of Service Providers working in the United States, the New York Stock Exchange) on the trading day prior to the grant date.
Exercise Price: For Service Providers that are subject to income taxes in the United States, the exercise price ("Exercise Price") of a Share Incentive Right shall be equal to the Grant Price. For Service Providers that are not subject to income taxes in the United States, the Exercise Price of a Share Incentive Right shall be, at the election of such Service Provider, either (i) the Grant Price or (ii) calculated by deducting from the Grant Price all monthly dividends (or distributions), on a per share (or unit) basis, made by us after the grant date where all such monthly dividends (or distributions) represent a return of more than 0.833% of our recorded cost of oil and natural gas properties less accumulated depreciation and depletion and any future income tax liability associated with such oil and natural gas properties at the end of that month. In no event shall the Exercise Price be less than $1.00 per right.
Termination: Upon any holder of Share Incentive Rights ceasing to be a Service Provider for any reason whatsoever, other than for cause or death, during the Exercise Period, all Share Incentive Rights which have not vested at such date shall terminate and become null and void, and such holder of Share Incentive Rights shall have until the earlier of: (a) 30 days from the date such holder ceased to be a Service Provider; or (b) the end of the Exercise Period, to exercise the portions of any outstanding Share Incentive Rights which have vested and, at the expiration of such period, any vested Share Incentive Rights which have not been exercised will terminate and become null and void. Upon the termination of any Service Provider for cause, our Board may, in its sole discretion, determine that all vested Share Incentive Rights which have not been exercised shall immediately terminate and become null and void. Upon the death of a Service Provider during the Exercise Period, any Share Incentive Rights which have not vested at such date shall terminate and become null and void, and the executor, administrator or personal representative of such holder will have until the earlier of: (a) six (6) months from the date of the death of such holder; or (b) the end of the Exercise Period, to exercise those outstanding Share Incentive Rights which had vested as at the date of death and, at the expiration of such period, any vested Share Incentive Rights which have not been exercised will terminate and become null and void.
Change of Control: On the effective date of a "change of control" of Baytex, the vesting provisions applicable to outstanding Share Incentive Rights shall be accelerated such that all unvested Share Incentive Rights shall immediately become exercisable. A "change of control" includes: (a) a successful take-over bid pursuant to which the offering party acquires ownership of more than fifty percent (50%) of the outstanding Total Shares; (b) the issuance to or acquisition by any person, or group of persons acting in concert, of fifty percent (50%) or more of the outstanding Total Shares; (c) the sale of all or substantially all of the assets of Baytex; and (d) the liquidation, winding-up or dissolution of Baytex, provided that a "change of control" shall be deemed to not have occurred pursuant to an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the reorganization will hold more than ninety percent (90%) of the outstanding voting securities or interests of the continuing entity upon completion of the reorganization or if a majority of the Board determines that in substance the arrangement, merger or reorganization are such that a change of control should be deemed to not have occurred.
Assignment: Share Incentive Rights may not be transferred or assigned.
Financial Assistance: No financial assistance will be provided to Service Providers by Baytex or any of its affiliates to facilitate the exercise of Share Incentive Rights.
Amendment: Subject to the approval of the Toronto Stock Exchange, the Share Incentive Plan may be amended, modified or terminated by the Board without the approval of shareholders, provided that the following types of amendments must be approved by shareholders: (a) any increase in the percentage of common shares reserved for issuance under the plan; (b) any reduction in the exercise price of any outstanding Share Incentive Rights held by insiders; (c) any extension of the term of any outstanding Share Incentive Rights held by insiders beyond the original expiry date of such rights; (d) any amendment that would permit a holder to transfer or assign Share Incentive Rights (other than in the case of death of the holder); (e) any amendment to increase the number of common shares that may be issued to insiders; or (f) any amendment to the amendment provision of the Share Incentive Plan. In addition, no amendment to the Share Incentive Plan or any outstanding Share Incentive Rights may be made without the consent of the holder of such rights if such amendment adversely alters or impairs such holder's Share Incentive Rights.
Income Tracking Unit Plan
In November 2009, each of Baytex Energy Ltd. and Baytex Energy USA Ltd. adopted an Income Tracking Unit Plan which allows them to grant to employees who are U.S. persons a right to receive "tracking units" which are designed to deliver a stream of income equivalent to the dividends paid by us to holders of our common shares.
The Income Tracking Unit Plan provides that tracking units may be awarded in reference to a grant of Share Incentive Rights without the exercise price reduction feature or in connection with the amendment of a previously granted Share Incentive Right to eliminate the exercise price reduction feature and re-set the exercise price thereof at the fair market value on the original grant date (such Share Incentive Rights are referred to as the "Related Incentive Rights").
The number of tracking units outstanding at any time will always equal the number of Related Incentive Rights outstanding. Upon the exercise of Related Incentive Rights, an equivalent number of tracking units will be terminated.
Each time we declare a dividend on our common shares, the accrued value of each tracking unit outstanding on the record date for such dividend shall increase by an equivalent amount. Tracking units vest in the same manner as Share

Incentive Rights (generally one-third on each of the first, second and third anniversaries of the grant date). On each vesting date and annually thereafter, the accrued value of a tracking unit will, subject to the satisfaction of certain payment conditions (as described below), be paid to the holder thereof. The holders of tracking units have no discretion to determine the timing of the payment of the accrued value of a tracking unit.
In order to receive a payment in respect of a tracking unit, the following conditions must be satisfied on the payment date: (1) the participant must be employed by Baytex or one of its affiliates; and (2) the closing price of the common shares on the trading day preceding the payment date must be greater than the exercise price on the payment date of a Share Incentive Right with the exercise price reduction feature (a "Reference Incentive Right") that was granted on the same date as the Related Incentive Rights (such amount, if positive, is referred to as the "In-the-Money Amount"). If these two conditions are satisfied, the amount to be paid in respect of each vested tracking unit shall be an amount equal to the lesser of: (i) the value of the tracking unit on the payment date; and (ii) the In-the-Money Amount. To the extent that the full value of a tracking unit is not paid on a payment date, such amount will be carried forward to the next payment date, provided that it must be paid before the expiry date of the tracking unit otherwise it shall be forfeited.
The tracking units will terminate in accordance with their terms on the earliest to occur of: (i) the date on which all of the Related Incentive Rights have been exercised; (ii) termination of employment; or (iii) the expiry date of the tracking units (which will match the expiry date of the Related Incentive Rights).
As no grants have been made under the Share Incentive Plan since January 1, 2011, no tracking units have been granted since such date. The Income Tracking Unit Plan will remain in place until such time as all Related Incentive Rights have been exercised, cancelled or expired (which we expect to occur in 2015). As at December 31, 2012, the Named Executive Officers did not hold any tracking units.
Pension Plan Benefits
We do not have any pension plans for our employees. We have established a savings plan to assist employees in meeting their savings goals. See "Compensation Discussion and Analysis – Compensation Program Components – Other Benefits".
Employment Contracts
Baytex Energy has entered into agreements with each of the Named Executive Officers that provide for certain payments to be made in certain circumstances following the occurrence of a "change of control" of Baytex. The agreements define a "change of control" in the same manner as the Share Award Incentive Plan (see "Executive Compensation – Share Award Incentive Plan – Change of Control"). The agreements do not apply in the event of a termination of employment in advance of a change of control. In such circumstances, the Named Executive Officers' entitlements, other than Mr. Bowzer, would be based on the common law, statute and the rights granted to such individuals under the Share Award Incentive Plan and the Share Incentive Plan. In the case of Mr. Bowzer, his offer of employment provided that, in the event of a termination without cause in advance of a change of control, his severance payment would be based on the common law notice period, with credit given for years of service with his prior employer. In addition, Mr. Bowzer would be reimbursed for reasonable relocation expenses and receive a monetary amount in lieu of Share Awards that are forfeited during the common law notice period.

The following table shows the compensation arrangements that would be provided to the Named Executive Officers upon the occurrence of the termination events listed below.

Termination Event	Applies to	Arrangement
Change of Control and termination of employment by Baytex Energy or the executive (for any reason)(1)	Executive Chairman President and Chief Executive Officer
Base Salary: to receive 30 months base salary.
Bonus Consideration: to receive 2.5 times the annual bonus paid for the immediately preceding year plus a pro-rated amount for the portion of the current year worked.
Benefits Plans: to receive 30 times the monthly payments made by Baytex.
Share Awards: issue dates are accelerated to the date of the change of control.
Share Incentive Rights: vesting is accelerated on the effective date of the change of control.

Change of Control and a subsequent Termination without Cause or Constructive Dismissal or Involuntary Relocation(1)	All Named Executive Officers (other than the Executive Chairman and the President and Chief Executive Officer)
Base Salary: to receive 24 months base salary.
Bonus Consideration: to receive two times the annual bonus paid for the immediately preceding year plus a pro-rated amount for the portion of the current year worked.
Benefits Plans: to receive 24 times the monthly payments made by Baytex.
Share Awards: issue dates are accelerated to the date of the change of control.
Share Incentive Rights: vesting is accelerated on the effective date of the change of control.

Termination without Cause in advance of a Change of Control	President and Chief Executive Officer
Severance Payment: to receive amount based on common law notice period, with credit given for years of service with prior employer.
Relocation: to receive reimbursement for reasonable relocation expenses.
Share Awards: to receive payment in lieu of share awards that are forfeited during the common law notice period.

Note:

(1)
If following the occurrence of a change of control, the officer does not continue to be employed at a level of responsibility and compensation at least commensurate with their level of responsibility and compensation immediately prior to the change of control or the officer is relocated to a location other than Calgary, Alberta, without their consent, the officer may, within six months following the date of the change of control, treat their employment as being terminated. In addition, the agreements with the Executive Chairman and the President and Chief Executive Officer provide them with the right, within six months following the date of the change of control, to treat their employment as being terminated.

The following table sets forth the estimated incremental payments that would be made to each of the Named Executive Officers assuming that a change of control termination event (as described in the table above) occurred on December 31, 2012.

Name	Severance Period (years)	Salary	Bonus	Benefits and Perquisites	Share Awards(1)	Share Incentive Rights(2)	Total Incremental Payment
Raymond T. Chan	2.5	750,000	1,250,000	104,812	1,429,000	-	3,533,812
James L. Bowzer	2.5	1,375,000	500,000	143,208	2,143,500	-	4,161,708
W. Derek Aylesworth	2.0	690,000	630,000	91,587	1,864,845	-	3,276,432
Marty L. Proctor	2.0	660,000	580,000	80,846	1,343,260	-	2,664,106
Stephen Brownridge	2.0	550,000	510,000	68,594	1,236,085	-	2,364,679

Notes:

(1)
In the event of a change of control, the Share Award Incentive Plan provides that the issue date(s) applicable to the share awards will be accelerated such that the common shares to be issued pursuant to such share awards will be issued immediately prior to the date upon which the change of control is completed and the payout multiplier applicable to any performance awards shall be determined by the Compensation Committee. The amounts shown in the table are calculated by multiplying the number of restricted awards and performance awards by the closing price of the common shares on the TSX on December 31, 2012 (being $42.87). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include the value of dividend equivalents that have accumulated on the underlying grants.

(2)	As at December 31, 2012, all Share Incentive Rights previously granted under the Share Incentive Plan were fully-vested.
Liability Insurance of Directors and Officers
We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex. All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2012 was US$510,500.
In addition, we have entered into indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the Business Corporations Act (Alberta).
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The only compensation plans under which equity securities of Baytex may be issued are the Share Award Incentive Plan and the Share Incentive Plan. These plans reserve for issuance a maximum of 3.3% of the issued and outstanding common shares at any given time. See "Executive Compensation – Share Award Incentive Plan" and "Executive Compensation – Common Share Rights Incentive Plan".
The following table outlines all compensation plans under which equity securities of Baytex are authorized for issuance as of December 31, 2012 and gives effect to the reduction in the maximum number of common shares reserved for issuance under all long-term incentive plans to 3.3% of the outstanding common shares at the relevant time (from 10%), which was approved by the Board on March 6, 2013.

	Number of Common Shares to be Issued Upon Conversion of Share Awards and Exercise of Share Incentive Rights	Weighted Average Exercise Price of Outstanding Rights		Number of Common Shares remaining available for future issuance under the equity compensation plans
		At Grant Date	At Year-end
Equity compensation plans approved by shareholders:(1)
Share Award Incentive Plan(2)	1,007,047	n/a	n/a	1,489,668
Share Incentive Plan(3)	1,524,914	$24.27	$16.79	-(4)
Equity compensation plans not approved by shareholders	n/a	n/a	n/a	n/a
Total	2,531,961	$24.27	$16.79	1,489,668
Notes:

(1)
The only compensation plans under which equity securities of Baytex may be issued are the Share Award Incentive Plan and the Share Incentive Plan. See "Executive Compensation – Share Award Incentive Plan" and "Executive Compensation – Common Share Rights Incentive Plan".

(2)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents that will accumulate on the underlying grants and assumes a payout multiplier of 1x for the performance awards.

(3)
Pursuant to our Share Incentive Plan, the exercise price of a Share Incentive Right granted to a service provider that is not subject to United States income tax may, at the election of the holder, be reduced to account for dividends paid on the common shares subsequent to the grant date, provided that certain performance benchmarks are achieved. See "Executive Compensation – Common Share Rights Incentive Plan – Exercise Price". The weighted average remaining term of the outstanding Share Incentive Rights at December 31, 2012 was 1.5 years.

(4)
We have not made any grants under the Share Incentive Plan since the adoption of the Share Award Incentive Plan and cannot make any grants without shareholder approval (as the three-year approval of the unallocated rights under the Share Incentive Plan expired on May 20, 2012). The Share Incentive Plan will remain in place until such time as all outstanding Share Incentive Rights have been exercised, cancelled or expired (which we expect to occur in 2015).

EQUITY OWNERSHIP
The following table summarizes the common shares and other securities beneficially owned, controlled or directed (directly or indirectly) by each of the Named Executive Officers, all other officers (as a whole) and all Independent Directors (as a whole) as of March 1, 2013 based on information provided by such individuals.

Name	Common Shares(1)		Performance Awards(2)		Restricted Awards(2)		Share Incentive Rights(3)		Total Value ($)
	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)	Amount (#)	Value ($)
Named Executive Officers:
Raymond T. Chan	606,197	26,345,322	34,834	1,513,886	9,335	405,699	75,000	1,765,500	30,030,406
James L. Bowzer	9,800	425,908	48,000	2,086,080	12,000	521,520	-	-	3,033,508
W. Derek Aylesworth	168,830	7,337,352	36,737	1,596,590	13,095	569,109	55,000	1,294,700	10,797,751
Marty L. Proctor	112,137	4,873,474	29,701	1,290,805	10,467	454,896	-	-	6,619,175
Stephen Brownridge	22,288	968,636	20,267	880,804	11,567	502,702	55,000	1,294,700	3,646,842
Total Named Executive Officers	919,252	39,950,692	169,539	7,368,165	56,464	2,453,925	185,000	4,354,900	54,127,682
Other Officers	131,028	5,694,477	87,952	3,822,394	54,562	2,371,265	205,000	5,376,450	17,264,585
Independent Directors	530,424	23,052,227	17,490	760,115	4,776	207,565	116,667	3,344,641	27,364,549
Total Officers and Directors	1,580,704	68,697,396	274,981	11,950,674	115,802	5,032,755	506,667	13,075,991	98,756,816
Notes:

(1)	The value of the Common Shares was calculated by multiplying the number of common shares by the closing price of the common shares on the TSX on March 1, 2013 ($43.46).

(2)
The value of the Performance Awards and the Restricted Awards was calculated by multiplying the number of awards by the closing price of the common shares on the TSX on March 1, 2013. For performance awards, a payout multiplier of 1x was assumed. The calculated value does not include the value of dividend equivalents that have accumulated on the awards.

(3)
The value of the Incentive Rights was calculated based on the difference between the closing price of the common shares on the TSX on March 1, 2013 and the exercise price of the Share Incentive Rights on March 1, 2013. For purposes of this calculation, the exercise price less dividends paid on the common shares subsequent to the grant date has been used.

OWNERSHIP GUIDELINES
The Board has established ownership guidelines for the Executive Chairman, the President and Chief Executive Officer and the independent directors. The Executive Chairman and the President and Chief Executive Officer are required to acquire and hold common shares having a market value of at least three times their annual base salary, with such ownership level to be attained within a period of three years from the date of appointment or March 9, 2011, whichever is later. The independent directors are expected to own common shares having a market value of at least three times (i) the amount of their annual retainer and (ii) the value of their annual grant under the Share Award Incentive Plan, with such ownership level to be attained within a period of three years from their date of their election/appointment or February 1, 2015, whichever is later.
The following table sets out the common share ownership levels of the Executive Chairman, the President and Chief Executive Officer and each independent director as at March 1, 2013.

Name	Ownership Value Guideline(1) ($)	Ownership Value(2) ($)	Guideline Met (Y) or Investment Required to Meet Guideline
Raymond T. Chan Executive Chairman	$900,000	$26,345,322	Y
James L. Bowzer President and Chief Executive Officer	$1,725,000	$425,908	$1,299,092(3)
John A. Brussa	$420,000	$9,240,683	Y
Edward Chwyl	$420,000	$2,051,051	Y
Naveen Dargan	$420,000	$4,898,290	Y
R.E.T. (Rusty) Goepel	$420,000	$1,060,989	Y
Gregory K. Melchin	$420,000	$444,335	Y
Dale O. Shwed	$420,000	$5,356,880	Y
Notes:

(1)
The ownership value guideline for the independent directors is based on the 2013 annual retainer of $40,000 plus an estimated value for the annual grant under the Share Award Incentive Plan of $100,000.

(2)	Based on the closing price of the common shares on the TSX on March 1, 2013 (being $43.46).

(3)	Mr. Bowzer has until September 4, 2015 to meet the ownership guideline.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Board of Directors
Based on the definition of "independence" contained in National Instrument 58-101 "Disclosure of Corporate Governance Practices" and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Nominating and Governance Committee has determined that six of our directors, representing 75% of the directors, are independent. These six independent directors are: John A. Brussa, Edward Chwyl, Naveen Dargan, R.E.T. (Rusty) Goepel, Gregory K. Melchin and Dale O. Shwed. Raymond T. Chan, our Executive Chairman, and James L. Bowzer, our President and Chief Executive Officer, are not considered to be independent.
Mr. Brussa is Vice Chairman of Burnet, Duckworth & Palmer LLP, a law firm which receives fees for the provision of legal services to Baytex. The Nominating and Governance Committee has reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Brussa's independent judgement in his role as a member of the Board.
At each meeting of the Board and its committees, an opportunity is provided for the independent members to meet independently of the non-independent members and members of management (commonly referred to as an "in camera session"). During the year ended December 31, 2012, a total of 18 in camera sessions were held by the Board and the Board committees. The only Board or committee meeting at which an in camera session was not held was a meeting of the Board held via teleconference.

Raymond T. Chan was appointed Executive Chairman of Baytex on December 31, 2010 and has held the same position with Baytex Energy since January 1, 2009. Mr. Chan is not considered to be an independent director as he was the

Chief Executive Officer of Baytex Energy from September 2003 to December 2008. Mr. Chan also served as our Interim Chief Executive Officer from May to September 2012. As our Executive Chairman, Mr. Chan provides overall leadership to our Board. Among other things, our Executive Chairman maintains a liaison and communication with (i) the Lead Independent Director, the other directors and the committee chairs to co-ordinate input from directors and optimize the effectiveness of our Board and its committees and (ii) our Chief Executive Officer to ensure that our Board receives adequate and regular updates from the Chief Executive Officer on all issues important to the welfare and future of Baytex. Our Executive Chairman is also responsible for the overall management of our Board and assists the Chief Executive Officer and management on strategic issues.
Edward Chwyl was appointed Lead Independent Director of Baytex on January 11, 2011 and has held the same position with Baytex Energy since February 17, 2009. The Lead Independent Director's primary role is to act as liaison between management and the independent directors to ensure the Board is organized properly, functions effectively and independently of management and meets its obligations and responsibilities, including those matters set forth in the mandate of the Board. In this regard, the Lead Independent Director acts as chair of meetings of the Board in the absence of the Executive Chairman, acts as chair of the in camera sessions held during meetings of the Board, meets annually with each director to obtain insight as to where they believe the Board and its committees could be operating more effectively and ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances.
The following table lists the names of other reporting issuers on which our directors serve as a director (or the equivalent):

Director	Names of Other Reporting Issuers
James L. Bowzer	None
John A. Brussa
Argent Energy Ltd. (the administrator of Argent Energy Trust), Crew Energy Inc., Enseco Energy Services Corp., Just Energy Group Inc., Long Run Exploration Ltd., Penn West Petroleum Ltd., Pinecrest Energy Inc., RMP Energy Inc., Storm Resources Ltd., TORC Oil & Gas Ltd., Twin Butte Energy Ltd. and Yoho Resources Inc.

Raymond T. Chan	TORC Oil & Gas Ltd.
Edward Chwyl	Long Run Exploration Ltd. and US Oil Sands Inc.
Naveen Dargan	None
R.E.T. (Rusty) Goepel	Amerigo Resources Ltd. and Telus Corporation
Gregory K. Melchin	ENMAX Corporation and Total Energy Services Inc.
Dale O. Shwed	Crew Energy Inc. and TORC Oil & Gas Ltd.

Meeting Attendance
The following is a summary of attendance of our directors at meetings of our Board and its committees during the year ended December 31, 2012.

	Meetings Attended / Meetings Held
Name	Board	Audit Committee	Compensation Committee	Reserves Committee	Nominating and Governance Committee	Overall Attendance
James L. Bowzer(1)	3/3	1/1	1/1	-	1/1	100%
John A. Brussa	11/11	-	1/1	1/1	1/1	100%
Raymond T. Chan (1)	11/11	4/4	1/1	1/1	1/1	100%
Edward Chwyl	10/11	-	1/1	1/1	1/1	93%
Naveen Dargan	11/11	5/5	1/1	-	1/1	100%
R.E.T. (Rusty) Goepel	10/11	5/5	-	-	-	94%
Anthony W. Marino (1)	3/3	1/1	-	1/1	-	100%
Gregory K. Melchin	11/11	5/5	-	-	-	100%
Dale O. Shwed	10/11	-	-	1/1	-	91%
Note:

(1)
During 2012, Mr. Chan served as our Executive Chairman and our Interim Chief Executive Officer (May 10 to September 4), Mr. Bowzer served as our President and Chief Executive Officer (September 4 to December 31) and Mr. Marino served as our President and Chief Executive Officer (January 1 to May 10). In these capacities, they are typically invited to attend all committee meetings.

Board Mandate
Our Board, either directly or through its committees, is responsible for the stewardship of Baytex. A copy of the mandate of our Board is attached as Schedule "A" hereto.
Board Committees
Our Board has four committees: the Audit Committee; the Compensation Committee; the Nominating and Governance Committee; and the Reserves Committee. Each of the committees is composed entirely of independent directors. No separate committees have been established to deal with health, safety and environmental matters as the Board has retained overall responsibility for them.
Audit Committee
The members of the Audit Committee are Naveen Dargan (Chairman), R.E.T. (Rusty) Goepel and Gregory K. Melchin. The committee's mandate includes:

•
reviewing financial statements, management's discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval;

•	recommending to the Board the appointment of external auditors and the terms of their engagement;

•	overseeing the work of the external auditors, including meeting with the external auditors independently of our management;

•	reviewing and discussing accounting and reporting policies and changes in accounting principles;

•	reviewing with the external auditors our internal control systems and procedures; and

•	reviewing risk management policies and procedures.
Compensation Committee
The members of our Compensation Committee are Edward Chwyl (Chairman), John A. Brussa and Naveen Dargan. The committee's mandate includes:

•
reviewing on a periodic basis the compensation policies and practices and overall philosophy of Baytex and, where appropriate, making recommendations to the Board regarding substantive changes to such compensation policies and practices and overall philosophy;

•	reviewing and recommending to the Board the retainers and fees to be paid to members of the Board;

•	reviewing on an annual basis the performance of the President and Chief Executive Officer (the "CEO");

•
determining and approving the compensation and benefits package and bonuses for each of the officers of Baytex and, in connection therewith, to receive and consider the CEO's recommendations for, and appraisal of the performance of, the other officers;

•
with respect to the compensation and benefits package and bonuses to be paid to the non-officer employees of Baytex, receiving and considering the recommendation of the CEO and determining and approving such compensation and benefits package and bonuses (with the allocation thereof to specific employees to be made by the CEO);

•	reviewing the CEO's recommendations for the type of long-term incentive plans to be utilized by Baytex and making recommendations in respect thereof to the Board;

•	administering our long-term incentive plans;

•	considering performance objectives for the ensuing year for the CEO and, if appropriate, the other officers of Baytex; and

•	preparing and recommending to the Board any required disclosures of compensation practices to be included in our information circular - proxy statement.
Nominating and Governance Committee
The members of our Nominating and Governance Committee are John A. Brussa (Chairman), Edward Chwyl and Naveen Dargan. The committee's mandate includes:

•	reviewing on a periodic basis the composition of the Board and its committees;

•	assessing on a periodic basis the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors and considering the appropriate size of the Board;

•	recommending suitable candidates as nominees for election or appointment as directors;

•	developing, for the review and approval of the Board, a mandate for the Board and each of its committees;

•
developing, for the review and approval of the Board, position descriptions outlining the duties and responsibilities of the Executive Chairman of the Board, the Lead Independent Director, the chairman of each of the Board committees and the CEO;

•
developing, for the review and approval of the Board, a code of business conduct and ethics, disclosure policy, insider trading policy and ownership guidelines for the Executive Chairman, the CEO and the independent directors; and

•	preparing and recommending to the Board any required disclosures of governance practices to be included in our information circular - proxy statement.

Reserves Committee
The members of our Reserves Committee are Dale O. Shwed (Chairman), John A. Brussa and Edward Chwyl. The committee's mandate includes:

•
providing a recommendation to the Board as to the appointment of an independent qualified reserves evaluator or auditor (the "Independent Evaluator") to prepare an estimate of our proved and probable reserves and related future net revenue (the "Reserves Data") as at the last day of our financial year;

•	if a change in the Independent Evaluator is proposed, determining the reason(s) therefor and whether there have been any disputes with management;

•
with respect to the annual estimate of the Reserves Data prepared by the Independent Evaluator: (a) reviewing the scope of work of the Independent Evaluator; (b) reviewing the procedures for providing information to the Independent Evaluator; (c) reviewing the estimate of the Reserves Data prepared by the Independent Evaluator, including the major assumptions used in preparing such estimate; (d) reviewing any material changes in the Reserves Data from the prior year; (e) meeting separately with management and the Independent Evaluator to determine whether any restrictions placed by management affected the ability of the Independent Evaluator to report without reservation on the Reserves Data; and (f) providing a recommendation to the Board as to whether to approve the report on the Reserves Data prepared by the Independent Evaluator;

•
providing a recommendation to the Board as to whether to approve the content and/or filing of the annual statement of the Reserves Data and other information prescribed by applicable securities laws, including any reports of the Independent Evaluator and of management in connection therewith; and

•
reviewing all matters relating to the preparation, disclosure and/or filing of information related to our reserves and making a recommendation to the Board as to whether to approve the disclosure and/or filing of such information.

Orientation and Continuing Education
No formal education program currently exists for the orientation of new directors. Existing directors provide orientation and education to new members on an informal and ad hoc basis. In addition, new directors of Baytex are given copies of the mandate of the Board and each of our committees, our corporate policies, our by‑laws as well as agendas and minutes of the Board and committee meetings for the preceding 12 months. In addition, new directors receive a presentation by management on our business.
No formal continuing education program currently exists for our directors. Each of our directors has the responsibility for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a director. However, as part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business in connection with our annual budgeting and planning process. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.
Directors Retirement Plan
We do not have a directors retirement plan.
Ethical Business Conduct
Our Board has adopted a code of business conduct and ethics applicable to all members of Baytex, including employees, consultants, officers and directors (the "Code"). A copy of the Code is accessible on the SEDAR website at www.sedar.com (filed February 22, 2012) and on our website at www.baytex.ab.ca. Each employee, consultant, officer and director is required to confirm annually that he or she has read, understood and complied with the Code. Any reports of variance from the Code will be reported to the Board. There have been no material change reports filed since the beginning of our last financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.
In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the contract or transaction.
Our Audit Committee has also adopted a statement on reporting ethical violations which provides employees, contractors and suppliers with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct. Our Board believes that providing a forum for employees, contractors and suppliers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct. A copy of our statement on reporting ethical violations is accessible on our website at www.baytex.ab.ca.
Nomination of Directors
The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of shareholders. This committee has written terms of reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.
In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board needs to possess as a whole, the competencies and skills that each existing director possesses and the competencies and skills each new nominee will bring to the position. The committee also considers whether or not each new nominee can devote sufficient time and resources to their duties as a board member.
Assessments
In February 2013, the Lead Independent Director met individually with each of the directors to discuss the performance and effectiveness of the Board and its committees and to request input on how the Board and its committees could operate more effectively.
In March 2012, under the direction of the Nominating and Governance Committee, each director completed a confidential survey designed to provide directors with an opportunity to evaluate how effectively the Board and its committees are operating and to provide constructive input for the improvement of the Board and its committees. The survey results were summarized under the direction of the Nominating and Governance Committee and reported to the Board.
Position Descriptions
Our Board has developed written position descriptions for the Executive Chairman of the Board, the Lead Independent Director, the chairman of each of the committees of the Board and the CEO.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Except as disclosed herein, there were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since the beginning of our last financial year, or in any proposed transaction, which has affected or would materially affect us.

INTEREST OF CERTAIN PERSONS AND COMPANIES
IN MATTERS TO BE ACTED UPON
Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as disclosed herein.
ADDITIONAL INFORMATION
Our financial information is provided in our audited consolidated financial statements for the year ended December 31, 2012 and the related management's discussion and analysis of operating and financial results, which are contained in our 2012 annual report. Our annual information form also contains disclosure relating to our Audit Committee and the fees paid to Deloitte LLP in 2012. Copies of our annual report, annual information form, subsequent interim financial statements and this information circular - proxy statement may be obtained on request without charge from the Corporate Secretary of Baytex Energy Corp. at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000. These documents and other information relating to us are accessible on the SEDAR website at www.sedar.com.
OTHER MATTERS
Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.
Dated: April 1, 2013

SCHEDULE "A"
BAYTEX ENERGY CORP.
BOARD OF DIRECTORS
MANDATE AND TERMS OF REFERENCE
ROLE AND OBJECTIVE
The Board of Directors (the "Board") of Baytex Energy Corp. (the "Corporation") is responsible for the stewardship of the Corporation and any other subsidiary entities of the Corporation. In this Mandate and Terms of Reference, the Corporation and its subsidiary entities are collectively referred to as "Baytex". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.
The objectives of the Board are to:

•	in consultation with the President and Chief Executive Officer of the Corporation (the "CEO"), define the principal objectives of Baytex;

•	supervise the management of the business and affairs of Baytex with the goal of achieving the principal objectives of Baytex;

•	discharge the duties imposed on the Board by applicable laws; and

•	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.
MEMBERSHIP

1.
The Board shall be comprised of not less than three members a majority of whom are "independent" directors (within the meaning of National Instrument 58-101 "Disclosure of Corporate Governance Practices").

2.
The shareholders of the Corporation are entitled to nominate for election all of the members of the Board, to hold office until the close of the next annual meeting, by a vote at a meeting of shareholders. In accordance with the articles and by-laws of the Corporation, the members of the Board then in office have the authority to appoint additional directors and fill vacancies on the Board.

3.	The members of the Board should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues.

4.
Board members should offer their resignation from the Board to the Executive Chairman of the Board (the "Executive Chairman") following a change in personal circumstances which would reasonably interfere with their ability to serve as a Board member or reflect poorly on Baytex (for example, finding by a Court of fraud or conviction under the Criminal Code or securities legislation).

RESPONSIBILITIES
Without limiting the generality of the foregoing, the Board will perform the following duties:
Strategic Direction and Capital and Financial Plans

1.	Require the CEO to present annually to the Board a strategic plan and annual operating and capital plans for Baytex's business, which plans must:

(a)	be designed to achieve Baytex's principal objectives;

(b)	identify the principal strategic and operational opportunities and risks of Baytex's business; and

(c)	be approved by the Board as a pre-condition to the implementation of such plans.

2.
Review Baytex's progress towards the achievement of the goals established in the strategic, operating and capital plans and, if necessary, revise and alter such plans in light of changing circumstances.

3.	Approve acquisitions and dispositions in excess of expenditure limits established by the Board.

4.	Monitor the appropriateness of Baytex's capital structure, including:

(a)	approving the borrowing of funds and the establishment of credit facilities; and

(b)	approving issuances of additional shares or other securities of the Corporation, including securities convertible into shares, to the public and any offering documents, such as prospectuses.

5.	Approve the cash dividends to be paid on the shares of the Corporation.

6.	Approve all matters relating to a take-over bid for the securities of the Corporation.
Finances and Controls

1.
Identify the principal risks of Baytex's business, take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks and periodically evaluate the appropriateness of such systems.

2.
Ensure systems are in place for the implementation and maintenance of the integrity of Baytex's internal control and information systems, including maintenance of all required records and documentation.

3.	In consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business.

4.
In consultation with the CEO, establish a disclosure policy for Baytex with the objective of ensuring that all financial information made public by the Corporation (including its annual and interim financial statements) is accurate and complete and fairly presents its financial position and performance.

5.	Ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis.

6.	Ensure that information relating to the Corporation's oil and natural gas activities is prepared and disclosed in accordance with applicable securities laws.

7.
In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.

8.	Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees.

9.	Approve any material contracts to be entered into by Baytex.

10.	Recommend to the shareholders of the Corporation a firm of chartered accountants to be appointed as its auditors.
Human Resources

1.	Monitor overall human resources policies and procedures, including compensation and succession planning.

2.	Develop a position description for the CEO.

3.	Appoint the CEO and determine the terms of the CEO's employment with Baytex.

4.	Evaluate the performance of the CEO at least annually.

5.	In consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment.

6.	Develop a system under which succession to senior management positions will occur in a timely manner.

7.	Approve any proposed significant change in the management organization structure of Baytex.

8.	Approve all retirement plans for officers and employees of Baytex.

9.	Review annually the adequacy and form of the compensation of directors.
Governance

1.	Develop position descriptions for the Executive Chairman and the Lead Independent Director.

2.	Select nominees for election to the Board.

3.	Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

(a)	appointing an Executive Chairman and Lead Independent Director of the Board;

(b)	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

(c)	defining the mandate and terms of reference for each committee of the Board;

(d)	developing a position description for the chair of each committee of the Board

(e)
ensuring that processes are in place and are utilized to assess the effectiveness of the Executive Chairman and the Lead Independent Director of the Board, the Board as a whole, each committee of the Board and each director; and

(f)	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation.

4.	Review annually the composition of the Board and its committees.
General

1.	The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

2.	The Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board.
MEETINGS AND ADMINISTRATIVE MATTERS

1.
At all meetings of the Board every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

2.
The Executive Chairman shall preside at all meetings of the Board, unless the Executive Chairman is not present, in which case the Lead Independent Director shall act as chairman for purposes of the meeting.

3.	A quorum for meetings of the Board shall be a majority of its members. The rules for calling, holding, conducting and adjourning meetings of the Board are contained in the by-laws of the Corporation.

4.	Meetings of the Board should be scheduled to take place at least three times per year and at such other times as the Executive Chairman may determine.

5.	Agendas, approved by the Executive Chairman, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.

6.
The Board may invite those officers, directors and employees of the Corporation and its subsidiary entities as it may see fit from time to time to attend at meetings of the Board and assist thereat in the discussion and consideration of the matters being considered by the Board, provided that the CEO and the Chief Financial Officer of the Corporation shall attend all meetings of the Board, unless otherwise excused from all or part of any such meeting by the chairman of the meeting.

7.	At each meeting of the Board, an opportunity will be provided for the independent members of the Board to meet without the non-independent members of the Board and members of management being present.

8.	Minutes of the Board's meetings will be recorded and maintained and made available to any Board member upon request.

9.	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

Approved by the Board of Directors on February 28, 2011